Exhibit 99.4

DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 LOAN AGREEMENT by and among RWB FLORIDA, LLC as Borrower RED WHITE & BLOOM BRANDS INC., RED WHITE & BLOOM FLORIDA INC., and PHARMACO, INC. as Guarantors and VIRIDESCENT REALTY TRUST INC., as Lender Entered into as of: September 13, 2022

DocuSign Envelope ID: 5E5C7577-7972-4226-AAD4-440D5F9C7DC1

TABLE OF CONTENTS

Page

ARTICLE I. DEFINITIONS AND INTERPRETIVE GUIDELINES 1

Section 1.01. Defined Terms. 1

Section 1.02. Other Interpretive Provisions. 13

Section 1.03. Accounting Terms and Principles. 14

Section 1.04. Rounding 14

Section 1.05. References to Agreements, Laws, Etc 14

Section 1.06. Times of Day 15

Section 1.07. Timing of Payment of Performance 15

Section 1.08. Corporate Terminology 15

Section 1.09. Cannabis Laws 15

Section 1.10. Schedules 15

ARTICLE II. AMOUNT AND TERMS OF LOANS 15

Section 2.01. The Loans 15

Section 2.02. Disbursement of Funds; Original Issue Discount. 16

Section 2.03. Payment of Loans; Evidence of Debt; PIK Loans. 16

Section 2.04. Interest 17

Section 2.05. Adjustments to Base Interest Rate 18

Section 2.06. Additional Fees 18

Section 2.07. Waiver of Subrogation, etc 18

Section 2.08. Loan Party Representative. 18

ARTICLE III. [RESERVED] 19

ARTICLE IV. PAYMENTS 19

Section 4.01. Voluntary Prepayments 19

Section 4.02. Mandatory Prepayments. 19

Section 4.03. Payment of Obligations; Method and Place of Payment. 20

Section 4.04. Taxes. 21

ARTICLE V. CONDITIONS PRECEDENT TO LOAN 21

Section 5.01. Closing Date Loan 21

ARTICLE VI. GUARANTEE 23

Section 6.01. Guarantee. 23

Section 6.02. Right of Contribution 24

Section 6.03. No Subrogation 24

Section 6.04. Modification of the Guarantor Obligations 24

Section 6.05. Guarantee Absolute and Unconditional 25

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DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440O5F9C7DC1 Section 6.06. Section 6.07. Section 6.08. Section 6.09. Reinstatement. ......................................... . .. .. ..... .... .... .. .. .. ....... ... .. . .. ........ . .... . ... . .. .. 25 Payments ... ....... ..... ... ..................... ..... . . .. .. . ..... . ... ... .. ....... . ................ .. .......... .... ..... 26 Taxes . .. .... . ....... . ......... . .............. ........... . ........... . ..... . ............ . .. .............. .. .. . .. . .. ...... . 26 Recourse Limited Against RWB Michigan PropCo; Carveouts .......................... 26 ARTICLE VII. REPRESENTATIONS, WARRANTIES AND AGREEMENTS ..................................... 26 Section 7.01. Section 7.02. Section 7.03. Section 7.04. Section 7.05. Section 7 .06. Section 7.07. Section 7.08. Section 7.09. Section 7.10. Section 7.11. Section 7.12. Section 7.13. Section 7.14. Section 7.15. Section 7 .16. Section 7.17. Section 7.18. Section 7.19. Section 7.20. Section 7.21. Section 7.22. Section 7.23. Section 7.24. Section 7.25. Section 7 .26. Section 7.27. Section 7.28. Section 7.29. Status ...... ..... .. .. .. . ... . .... . ... .. ... . . . .. . ... . . .. .. .. ........................... . ........... . . .. ................... .. 26 Power and Authority ............................................................................................ 26 No Violation.......... ...................... . ........................ . ............. .. . ............ . .... . . . . . ........ 27 Litigation, Labor Controversies, Etc .................................................................... 27 No Margin Stock....... ... .................. ... .. ............. . .. ... .... .. .. . ........... .. .................... .... 27 Approvals, Consents, Etc..................................................................................... 27 Investment Company Act .. .... . .. .... . ........... .. .. . . . .. . .. .. . .. ... ...... ........ .. ... ..... .... ... ... .....27 Accuracy of Information ...................................................................................... 28 Financial Condition; Financial Statements ........... ........ . ............. .. . .. .... . .......... . .. . .28 Tax Returns and Payments ................. ..... ... . ...· - ·················· - .. · ······· ·· ······ · ····· · ···..... 28 Benefit Plans ......... ....... ..... ..... . .............. . .. . ...... . .. . ........ . ... . .. . .............. .. .. ............. .. 28 Subsidiaries; Capitalization. .... . .. . ...... . . . .. ....... .... ... ........ ... .......... . . . .... .. .... . . ....... . .. . 29 Intellectual Property; Licenses, Etc . .. ... .. . .. .. ....... ... . . . .. . ............ . .......... . .... . . . . ....... . 29 Environmental Warranties ...... .......... ... .. .... .... . .. ...... . ... ......... . ...... ........... . ...... ..... ..29 Ownership of Properties ........... . . . . . . . .. . .. . .. . ................ .. ........ ............. . . ... ......... ......30 No Default. .. . .......... .... .. . . . . . . . ..... . .. . ..... ........ ...... ............. ...... ...................... ... . .. . ..... 30 Solvency ............ . ....... .. ...... . ......... . ... . . . ......... ... ........ .. ............................. . .............. 30 Locations of Offices, Records and Collateral ...................................................... 30 Compliance with Laws and Permits; Authorizations ........................................... 30 No Material Adverse Effect. ....... . ...... . ......... . ................. .. . .............. ... .... .............. 31 Contractual or other Restrictions ................. . . . . . .... . ... .. .. ... . ... .. . ...... ..... ..... .. ... . . . .....31 Collective Bargaining Agreements ................... .. . ...... . . .. . .. ... . . .... . ..... . ... .. ..... .. ... . ...31 lnsurance ................... ... ................. .... . ............ . ...... . . .. .. . .... . ........... . . ....... ....... . . .. . . .. 31 Conduct of Business ..................... . . . . . ... . .................. . .. . .......................... . ....... ... . . . 31 Deposit Accounts and Securities Accounts ........................... ........ . .. . . . ..... . . . . ....... 3 I Absence of any Undisclosed Liabilities ......... .... . . .. ... . . .. .. . ............ . . .. . ... . . ........ . . . ...31 Material Contracts and Regulatory Matters......................................................... 32 Anti - Terrorism Laws ........... ..... . . . ......... ... . . . . ......... .. ... .. . . . . ........................... .. ....... 32 Transactions with Affiliates .. . ..... ... . . .. . .. . .. . . . .................... .. . . .. .. .. ...... ...... . ..... . .. . ..... 32 ARTICLE VIII. AFFIRMATIVE COVENANTS .......... . . . .. .. ....... .. .. .... .... .... ...... . ... . . . . ... . .. ... ... .......... . ...... . .. 32 Section 8.0 I. Financial Information, Reports, Notices and Information.. .. . .. .. ............ . ......... .... 32 lll

DocuSign Envelope ID: 5E5C7577-7972-4226-AAD4-440D5F9C7DC1

Section 8.02. Books, Records and Inspections 35
Section 8.03. Maintenance of Insurance 35
Section 8.04. Payment of Taxes 35
Section 8.05. Maintenance of Existence; Compliance with Laws, Etc 35
Section 8.06. Environmental Compliance. 36
Section 8.07. Maintenance of Properties 37
Section 8.08. [Reserved]. 37
Section 8.09. [Reserved]. 37
Section 8.10. Further Assurances 37
Section 8.11. [Reserved]. 37
Section 8.12. Bank Accounts. 37
Section 8.13. [Reserved]. 38
Section 8.14. Regulatory Matters 38
Section 8.15. REIT.. 38
Section 8.16. Post-Closing Matters 38
Section 8.17. SNDA. 39
Section 8.18. Assignment of Leasehold Interests 39
Section 8.19. Payment of Material Liabilities 39
ARTICLE IX. NEGATIVE COVENANTS 40
Section 9.01. Limitation on Indebtedness 40
Section 9.02. Limitation on Liens. 40
Section 9.03. Consolidation, Merger, Etc 40
Section 9.04. Permitted Dispositions 40
Section 9.05. Investments 41
Section 9.06. ERISA 42
Section 9.07. Restricted Payments 42
Section 9.08. Payments and Modification of Certain Agreements. 42
Section 9.09. [Reserved]. 43
Section 9.10. Transactions with Affiliates. 43
Section 9.11. Restrictive Agreements, Etc. 43
Section 9.12. [Reserved]. 43
Section 9.13. Changes in Business and Fiscal Year. 43
Section 9.14. Financial Covenants. 44
Section 9.15. Limitation on Issuance of Stock 44
ARTICLE X. EVENTS OF DEFAULT 44
Section 10.01. Listing of Events of Default. 44

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5 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440O5F9C7DC1 Section I 0.02. Remedies Upon Event of Default ... ... . . . . . .. . .. .. ........ . ........... . ... . . . .. .. . .. .. . .. . ........... . . .46 ARTICLE XI [RESERVED]. . . ...................... .. ... . .......... .................. . .... . ....... . . . ............. . . . . . ... . ...... . . . . . .. .. ... . .. 47 ARTICLE XII. MISCELLANEOUS ............ . ... . . . . ... . .. . .. . . ... . . ... . . . . . ....... . . ..... . ... . ...................... . ......... . .......... 47 Section 12.01. Section 12.02. Section 12.03. Section 12.04. Section 12.05. Section 12.06. Section 12.07. Section 12.08. Section 12.09. Section 12.10. Section 12.11. Section 12.12. Section 12.13. Section 12.14. Section 12.15. Section I 2.16. Section 12.17. Section 12.18. Section 12.19. Section 12.20. Section 12.21. Section 12.22. Amendments and Waivers . . .. . .. .. ... . . . ... . . . . .. . .. .. . . .. . . . . . . .... . ..... ... .. .. . ......... ... . . .. . . . .. . .... 47 Notices and Other Communications .... . .. ............ . .. ... .. ... . ... ........ ... . . .. ... ... . . . . . . . .... ..47 No Waiver; Cumulative Remedies . . . .... . ... ...... . .... . . . ...... .... . . .. . .. .. .. . . ....... . .. .. ..... . ... .48 Survival of Representations and Warranties............................... . .. . .. .. .................48 Payment of Expenses and Taxes; Indemnification .. . .. .. . ..... . ... . . .......... . . . . . . . . . .... .. ..48 Successors and Assigns .. ... . ............. . . . ..... . . . .... ... .. ... . . . . . . .. ... . . . ... .. . .. . .. . . . ... . . . . .. .. ..... .49 Pledge of Loan . .. . . . . . ... ... . .. .. . ... ... ................ .. .... . .. . ... . ................ .. . ... ..... . . ... . ... . . . .. . . . . 49 Set - off .. ..... . . . .. ... .. .. . ..... . .. . . . . . . . . .. . .. . ............. .... . . . . . . . . . . . . ... . ...... .. . . ......................... . ... 49 Counterparts... .............. . .. ...... . . . . . ... .. .. . . . . . . . . . .. ....... . ... . . .. . . . .. . . ....... . .. . . .. ......... ... ..... .. . 49 Severability .... .. . . . .. . .. . ....... . .. .. .. .. . . ..... . . . . . . . . . .. . .. . . . . .. .. ... .. .... .. . ... . . . . .......... . ... . . .... ... ....50 Integration ........................... ... .. ...... . ... .. ................... ...... . ... . . . . . .. . ... .. .... ... . . . . .. ......... 50 GOVERNING LAW . . ............. .. . .. .. . . ........... .. . .. .. . .... .. ............. . ... . . .. ..... . . . . . ........ .... 50 SUBMISSION TO JURISDICTION ; WAIVERS ............................................... 50 Acknowledgments .... . ..... . . . ... . . . . .. . . . .. . .. . .. . . .. .. .. . . . . . . .................. . ..... .. ....... ... . . . .. ....... 51 WAIVERS OF JURY TRIAL . . .. .. . ...... . . .. . . . ..... . . . ... . . .. .......... . ................ . . .. ........... 52 Confidentiality . . ....... .. ..... . . ... . . . .. . . ... .. . . ... . . . . . .... ... ... . . . . . . . . . . .. .. ... . . .. . . ... . . .... .. . .. .. .. ....... 52 Press Releases, Etc .. .. ............... ... ..... ... ....... . ......... ... ......... . . .. . ... .. . ... .. ... . .. ... .. . ..... . . .53 Releases of Guarantees and Liens... . .. . . .. . . . ......... . . . . . .. . .. . .. .. . .. .. . ........ . . . ... .. . .. ..... . .. . . 53 USA Patriot Act . .... .. . . . .. .... ..... . ..... ... ........... . .................... . .. . .. . . ............ ..... . . . . ....... .53 No Fiduciary Duty ... .. . . .... . .. . . ... . .... .. . . .. . ... .. .. ......... . . . ........... . ............ . . .. .. . ... . ..... . . . .. 53 Authorized Officers .. .... . .. . . . . . . .... ..... .. . . . .... .......... . ................. ... ........... .. . ... . ... ........ 54 Subordination of Intercompany Indebtedness and Leases. ............. . ................ ....54 Section 12 . 23. Tax Treatment ..... . ..... ...... . .... . ................ . . . . . . . ... . .. . .. . . . ... . ... . ........ .. ...... . . . ......... . ....... 54 SCHEDULES AND EXHIBITS Schedule 7.0 I Schedule 7.12 Schedule 7.25 Schedule 12.02 Loan Parties Capitalization Deposit and Securities Accounts Notice Addresses Exhibit A Compliance Certificate

DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 LOAN AGREEMENT THIS LOAN AGREEMENT, dated as of September 13 , 2022 , is by and among RWB FLORIDA, LLC, a Delaware limited liability company ("Borrower"), RED WHITE & BLOOM BRANDS INC . , a corporation organized and existing under the laws of British Columbia, Canada ("Parent"), RED WHITE & BLOOM FLORIDA INC . , a Florida corporation ("RWB Florida OpCo"), PHARMACO, INC . , a Michigan corporation ("RWB Michigan PropCo", and together with Parent and RWB Florida OpCo, collectively, the "Guarantors"), and VlRIDESCENT REALTY TRUST, INC . , a Maryland real estate investment trust ("Lender") . RECITALS WHEREAS, pursuant to that certain Secured Promissory Note dated April 27 , 202 I in the original principal amount of $ 18 , 000 , 000 (as amended and in effect on the date hereof, the " 2021 Note"), Borrower is currently indebted to Lender for the Existing VRT Debt ; WHEREAS, Borrower has requested that Lender extend to Borrower a term loan in the original principal amount of $ I 8 , 300 , 000 on the Closing Date ; and WHEREAS, Lender has agreed to provide the term loan, subject to the terms and conditions contained in this Agreement . AGREEMENT NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows : ARTICLE I. DEFINITIONS AND INTERPRETIVE GUIDELINES Section I . 0 I . Defined Terms . As used herein, the following terms shall have the meanings specified in this ection 1 . 0 I unless the context otherwise requires : "Acquisition" shall mean any transaction or series of related transactions for the purpose of or resulting, directly or indirectly, in (a) the acquisition of all or substantially all of the assets ofa Person, or of any line of business or division of a Person, (b) the acquisition of in excess of 50 . 00 % of the Capital Stock of any Person, or otherwise causing any Person to become a Subsidiary, or (c) a merger or consolidation or any other combination with another Person where a Loan Party is the surviving entity . "Affiliate" shall mean, with respect to any Person, any other Person which, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person . For purposes of this definition only, control of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, in each case whether through the ownership of any Capital Stock, by contract or otherwise . "ALTA" shall mean the American Land Title Association. ''Anti - Corruption Laws" shall mean all laws, rules, and regulations of any jurisdiction applicable to any Loan Party or any of its Subsidiaries from time to time concerning or relating to bribery or corruption, including the United States Foreign Corrupt Practices Act of I 977 and other similar anti - corruption

2 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC 1 legislation in other jurisdictions. "Apopka Property" means the Real Property located in Apopka, Orange County, Florida, identified by the assessor's office as parcel number 0 l - 20 - 27 - 0000 - 00 - 016 , and having a common address of 6704 Plymouth Sorrento Rd . , Apopka, FL 32712 . "Applicable Laws" shall mean, subject to the carve - outs and acknowledgments contained in ection 1 . 09 , as to any Person, any law (including common law), statute, regulation, ordinance, rule, order, policy, decree, judgment, consent decree, writ, injunction, settlement agreement or governmental requirement enacted, promulgated or imposed or entered into or agreed by any Governmental Authority or determination of an arbitrator, in each case applicable to or binding on such Person or any of its property, products, business, assets or operations or to which such Person or any of its property, products, business, assets or operations is subject . "Authorized Officer" shall mean, with respect to a Loan Party, (a) a senior officer of such Loan Party, (b) a manager of such Loan Party (ifa manager - managed limited liability company), (c) a member of such Loan Party (if a member - managed limited liability company), or (d) another authorized employee of such Loan Party, but only to the extent (in case of clauses (b) through (d)) such manager, member or employee is expressly authorized to take the applicable action under such Loan Party's Organization Documents or a duly adopted corporate resolution or written consent . "Board of Directors" shall mean the board of directors, board of managers or other equivalent governing body of a Person . "Business" shall mean the business of cultivating, producing, processing, packaging or marketing cannabis products for distribution and sale ; all ancillary activities ; and all similar activities . "Business Day" shall mean any day excluding Saturday, Sunday and any day that shall be in New York, New York a legal holiday or a day on which banking institutions are authorized by law or other governmental actions to close . "Cannabis Licenses" means each Permit required to be held by any U . S . Loan Party to conduct its Business in compliance with State Cannabis Laws and other Applicable Laws . "Capital Expenditures" shall mean, for any specified period, the sum of, without duplication, all expenditures made, directly or indirectly, by a Person during such period that are or should be reflected as capital expenditures in accordance with GAAP . "Capital Stock" shall mean (a) any and all shares, interests, participations, units or other equivalents (however designated) of capital stock ofa corporation, membership interests in a limited liability company, partnership interests of a limited partnership, any and all equivalent ownership interests in a Person, and (b) any and all warrants, rights or options to purchase any of the foregoing . "Cash Equivalents" shall mean (a) securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality thereof having maturities of not more than one year from such date, (b) cash and demand deposits maintained with the domestic office of any commercial bank organized under the laws of the United States (c) time deposits and certificates of deposit having maturities of not more than one year from such date and issued by any domestic commercial bank having capital and surplus in excess of $ 500 , 000 , 000 , and ( d) commercial paper rated at least A - 1 or the equivalent thereof by Standard & Poor's Ratings Services and maturing within 90 days from such date .

3 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 "Casualty Event" shall mean the damage, destruction or condemnation, as the case may be, of property of any Person . "CERCLA" shall mean the Comprehensive Environmental Response, Compensation and Liability Act of 1980 . "Change in Cannabis Law" shall mean any change in Applicable Law, including Federal Cannabis Law and State Cannabis Law, (a) that would make it unlawful for Lender to (i) perform any of its obligations hereunder or under any other Loan Document, or (ii) to fund or maintain the Loans, (b) pursuant to which any Governmental Authority has enjoined Lender from (i) perfonning any of its obligations hereunder or under any other Loan Document, or (ii) funding or maintaining the Loans, or (c) that would result in any business activity conducted by any Loan Party being a Restricted Cannabis Activity, and such result described in this clause (c) would have a Material Adverse Effect . "Change in Law" shall mean (a) the adoption of any law, rule, regulation or treaty after the date of this Agreement, (b) any change in any law, rule, regulation or treaty or in the interpretation, implementation or application thereof by any Governmental Authority after the date of this Agreement or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority after the dale of this Agreement . "Change of Controf' shall mean any of the following (or any combination of the following) whether arising from any single transaction event or series ofrelated transactions or events that, individually or in the aggregate, result in : (a) any amalgamation, consolidation, statutory arrangement or merger involving a Florida Loan Party in which such Florida Loan Party is not the continuing or surviving company ; (b) the sale, transfer or other disposition of all or substantially all assets of any Florida Loan Party or ofa material business line of any Florida Loan Party ; or (c) Parent ceasing to own and control, directly or indirectly, more than 50 . 00 % of the outstanding Capital Stock of any U . S . Loan Party or failing to have the power to direct or cause the direction of the management and policies of any U . S . Loan Party . ''Closing Date" shall mean the date first set forth above. "Code" shall mean the Internal Revenue Code of 1986 , and the Treasury Regulations promulgated and rulings issued thereunder . "Collateraf' shall mean, collectively, (a) the Mortgaged Properties, (b) the Florida Cannabis License, and (c) any other assets of any Loan Party or other assets (of any Person) upon which Lender has been, or has purportedly been, granted a Lien in connection with this Agreement or any other Loan Document . "Collections" shall mean all cash, checks, credit card slips or receipts, notes, instruments, and other items of payment (including insurance proceeds, proceeds of cash sales, rental proceeds, and tax refunds) of a Loan Party . "Compliance Certificate" shall mean a certificate duly completed and executed by an Authorized Officer and the chief financial officer of Parent, substantially in the form of E , hi bit A , attached hereto . "Contingent Liability" shall mean, for any Person, any agreement, undertaking or arrangement by which such Person guarantees, endorses or otherwise becomes or is contingently liable upon the Indebtedness of any other Person, or guarantees the payment of dividends or other distributions upon the Capital Stock of any other Person .

4 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 "Contractual Obligation" shall mean, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound, other than the Obligations . "Detroit Property" means the Real Property located in Detroit, Wayne County, Michigan, identified by the assessor's office as parcel number 22008505 - 6 , and having a common address of 19449 Glendale St . , Detroit, Michigan 48223 . "Default" shall mean any event, act or condition that with notice or lapse of time, or both, would constitute an Event of Default . "Default Rate" shall mean a per annum rate equal to 20.00%. "Deposit Account Control Agreement" shall mean a pledge, collateral assignment, control agreement or bank consent letter, in form and substance reasonably satisfactory to Lender, executed and delivered by the applicable Loan Party, Lender, and the applicable securities intermediary or bank, which agreement is sufficient to give Lender "control" over each of such Loan Party's securities accounts, deposit accounts or investment property, as the case may be . "Disposition" shall mean, with respect to any Person, any sale, transfer, lease, contribution or other conveyance (including by way of merger or amalgamation) of, or the granting of options, warrants or other rights to, any of such Person's or their respective Subsidiaries' assets (including Capital Stock of its Subsidiaries) to any other Person, in a single transaction or series of transactions . For avoidance of doubt, the term "Disposition" shall not include the sale or issuance by a Loan Party of its own unissued Capital Stock . "Dollars" and"$" shall mean dollars in lawful currency of the United States. "Enforcement Action" means the exercise of any rights or remedies by any Person to foreclose on any Collateral or to take possession of, sell, enforce, or otherwise realize (judicially or nonjudicially) upon any Collateral, including the commencement of any lawsuit to facilitate the foregoing actions . "Environmental Claims" shall mean any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings relating to any Environmental Law or any permit issued, or any approval given, under any such Environmental Law (collectively, "Claims"), including Claims resulting from the Release or threatened Release of Hazardous Materials or arising from alleged injury or threat of injury to health or safety (to the extent relating to the exposure to Hazardous Materials) or the environment . "Environmental Law" shall mean any applicable federal, state, or local statute, law, rule, regulation, ordinance, code and rule of common law now or hereafter in effect, and any binding judicial or administrative interpretation thereof, relating to the protection of the environment or human health or safety (to the extent relating to exposure to Hazardous Materials) . "ER/SA" shall mean the Employee Retirement Income Security Act of 1974 , and the regulations promulgated thereunder . "Excluded Account" shall mean any deposit account that is used solely to fund payroll or employee benefits, so long as the applicable Loan Party does not deposit or maintain funds in any such account in excess of amounts necessary to fund current payroll liabilities, payroll taxes or other wage and employee benefit payments .

5 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 "Existing VRT Debt" shall mean, with respect to the 2021 Note as of the relevant date of determination, the sum of all principal outstanding as of such date, all accrued but unpaid interest as of such date, and all other fees and charges due and owing to Lender as of such date . As of September 13 , 2022 , the Existing VRT Debt is $ 20 , 234 , 216 . 16 and the principal balance of the Existing VRT Debt will continue to accrue interest at the rate specified in the 2021 Note, which, so long as no event of default occurs thereunder, results in per diem interest of $ 6 , 164 . 38 . "Extraordinary Receipts" shall mean any cash received by or paid to or for the account of any Loan Party not in the ordinary course of business, including : (a) proceeds of Judgments and settlements, (b) indemnification payments received by any Loan Party to the extent not used or anticipated to be used to pay or reimburse for any corresponding liability, and (c) tax refunds. "Federal Cannabis Law" shall mean any federal laws of the United States treating cannabis and related products as illegal or as controlled substances . "Florida Cannabis License" shall mean, collectively, (i) the Florida Medical Marijuana Treatment Center license currently held by RWB Florida OpCo, (ii) all renewals, replacements and substitutions thereof, and (iii) any other Cannabis License awarded or otherwise issued to any Florida Loan Party thal permits it to engage in the Business in Florida . "Florida Loan Parties" shall mean, collectively, Borrower and RWB Florida OpCo ; and "Florida Loan Party" shall mean any of the Florida Loan Parties, individually . '"GAAP" shall mean generally accepted accounting principles in effect from time to time in the United States, subject to ection 1 . 0 3 . "Governmental Authority" shall mean (a) the government of the United States, or any state, commonwealth, protectorate or political subdivision thereof, (b) the government of Canada, or any province or political subdivision thereof, and (c) any entity, body or authority exercising executive, legislative, taxing,judicial, regulatory or administrative functions of or pertaining to government, including the Pension Benefit Guaranty Corporation and other administrative bodies or quasi - governmental entities established to perform the functions of any such agency or authority . "Guarantee Obligations" shall mean, as to any Person, any Contingent Liability of such Person or other obligation of such Person guaranteeing or intended to guarantee any Indebtedness of any other Person (the "primary obligor") in any manner, whether directly or indirectly . '"Hazardous Materials" shall mean any chemical, waste, material, pollutant, contaminant, material or substance which is prohibited, limited or regulated by any Environmental Law . "Indebtedness" shall mean, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP : (a) all indebtedness of such Person for borrowed money and all indebtedness of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments ; (b) the maximum amount of all letters of credit (including standby and commercial), bankers' acceptances, bank guaranties, surety bonds, performance bonds and similar instruments issued or created by or for the account of such Person ; (c) all obligations of such Person to pay the deferred purchase price of property or services, but excluding trade accounts payable in the ordinary course of business (which are not overdue for a period of more than 90 days past the applicable due date thereof) ; (d) indebtedness secured by a Lien on property owned or being purchased by such Person, whether or not such indebtedness shall have been assumed by such Person or is

6 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440O5F9C7DC1 limited in recourse ; and (e) all Guarantee Obligations of such Person in respect of any of the foregoing . _For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture in which such Person is a general partner or a joint venture, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor . "Indemnified Taxes" shall mean (a) Taxes, other than Taxes imposed on Lender's net income, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in the preceding clause (a), Other Taxes . "Insider" means (a) any senior officer of Parent, (b) any Person that, directly or indirectly, holds more than 5 . 00 % of the outstanding Capital Stock of Parent, and (e) spouse, domestic partner or other family member of a Person described in clauses (a) and (b) . "Insolvency Event" shall mean, with respect to any Person, including Lender, such Person or such Person's direct or indirect parent company (a) becomes the subject of a bankruptcy, insolvency or examinership proceeding (including any proceeding under any Insolvency Legislation), or regulatory restrictions, (b) has had a receiver, examiner, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it or has called a meeting of its creditors, (c) admits in writing its inability to pay the Obligations, (d) is adjudicated insolvent or bankrupt by a court of competent jurisdiction, (e) admits the material allegations of a petition or application filed with respect to it in any bankruptcy, reorganization or insolvency proceeding, (t) takes any corporate action for the purpose of effecting any of the foregoing, or (g) in the good faith determination of Lender, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any proceeding or appointment of a type described in clauses (a) or (b) . "Insolvency Legislation" shall mean legislation in any applicable jurisdiction relating to bankruptcy, insolvency, reorganization, arrangement, compromise or readjustment of debt, dissolution or winding up, or any similar legislation, and specifically includes the U . S . Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), the Winding Up and Restructuring Act (Canada), and any similar legislation under Applicable Law . "lntercompany Indebtedness" shall mean any Indebtedness or payment obligation between or among Loan Pat 1 ies or any other Subsidiary of Parent, in any case only to the extent (a) not secured by a Lien on any Collateral, and (b) expressly subordinated to the Obligations pursuant to a Loan Document . "lntercompany Subordination Agreement" shall mean the lntercompany Subordination Agreement dated as of the Closing Date, executed by the Loan Parties, Subsidiaries of Parent and such other Persons as Lender may require on the Closing Date, in favor of Lender and the other Secured Parties, as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time . "Investment" shall mean, relative to any Person : (a) any loan, advance or extension of credit made by such Person to any other Person, including the purchase by such first Person of any bonds, notes, debentures or other debt securities of any such other Person ; (b) the incurrence of Contingent Liabilities for the benefit of any other Person ; (c) acquisition ofany Capital Stock or other investment held by such Person in any other Person ; and (d) any contribution made by such Person to any other Person . "Judgment" shall mean any judgment or order for the payment of money, fine, enforcement penalty, or a settlement of any lawsuit or arbitration proceeding, or other disputed claim or enforcement action .

7 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 "Lien" shall mean any mortgage, pledge, security interest, hypothecation, charge, claim, assignment for collateral purposes, lien (statutory or other) or similar encumbrance, and any easement, right - of - way, license, restriction (including zoning restrictions), defect, exception or irregularity in title or similar charge or encumbrance (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement or any lease in the nature thereof) . "Liquidity" shall mean the sum, for the Florida Loan Parties, of unrestricted cash and Cash Equivalents, in each case which is held in a Controlled Account (other than those deposit accounts which are Excluded Accounts) . "Loans" shall mean, collectively, the amounts advanced (or deemed advanced) by Lender to Borrower pursuant to Section 2 . 0 I , including the Initial Loan and all PIK Loans . "Loan Documents" shall mean (a) this Agreement, the Security Documents, the Note, the Intercompany Subordination Agreement and any other subordination or intercreditor agreements in favor of Lender with respect to this Agreement, and (b) any other document or agreement executed by any Loan Party, or by Parent on behalf of the Loan Parties, or any of them, and delivered to Lender in connection with any of the foregoing or the Obligations . "Loan Parties" shall mean, collectively, Borrower and Guarantors ; and "Loan Party" shall mean any of the Loan Parties, individually . "Loan Party Representative" shall mean Parent. "M&V Indebtedness" means the Indebtedness of Borrower and Parent under or in connection with that certain promissory note dated on or about June 4 , 2021 in the original principal amount of $ 20 , 112 , 015 , as amended or restated from time to time . "Make - Whole Amount" shall mean, with respect to any prepayment of the Loans or repayment in connection with an acceleration of the Loans prior to the Maturity Date, an amount equal to 1 . 00 % of the aggregate amount being prepaid or repaid . "Material Adverse Effect" shall mean with respect to a Person a change or effect that, when taken individually or together, is or would reasonably be expected to have a material adverse effect on (a) the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise), results of operations or performance of the Loan Parties taken as a whole, (b) the validity or enforceability of this Agreement or any other Loan Document, (c) the ability of any Loan Party to perfonn its obligations under any Loan Document to which it is a party, (d) the rights or remedies of the Lender or any other Secured Party hereunder or thereunder, or (e) the priority of any Liens granted to Lender in or to any Collateral (other than as a result of voluntary and intentional discharge of the Lien by Lender) ; provided, that any event, change or occurrence resulting from (i) general economic or industry - wide conditions that do not materially and disproportionately affect the Loan Parties relative to other participants in the industry or industry sectors in which the Loan Parties operate, (ii) national or international political conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment of personnel of the United States, (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index) that do not materially and disproportionately affect the Loan Parties relative to other participants in the industry or industry sectors in which the Loan Parties operate, (iv) changes in GAAP or other applicable accounting standards, (v)

8 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440O5F9C7DC1 Changes in Laws (other than State Cannabis Laws) that do not materially and disproportionately affect the Loan Parties relative to other participants in the industry or industry sectors in which the Loan Parties operate, or (vi) the taking of any action expressly authorized by the Loan Documents, shall not constitute a "Material Adverse Effect" . "Material Contracts" shall mean (a) any agreement evidencing, securing or pertaining to any Indebtedness, or any guaranty thereof, in a principal amount exceeding $ 500 , 000 , (b) any agreement evidencing, securing or pertaining to any Indebtedness, or any guaranty thereof, involving a Lien on any Material Collateral, (c) any agreement providing for or involving payments in excess of $ 500 , 000 during the term of such agreement, and (d) any other agreement the termination of nonperformance of which could reasonably be expected to have a Material Adverse Effect or otherwise materially and adversely affect a Florida Loan Party . "Material Collateraf' shall mean, collectively, (a) the Mortgaged Properties and any material improvements, fixtures and equipment located thereon, (b) the Florida Cannabis License, (c) all Capital Stock issued by RWB Florida OpCo, (d) accounts receivable and Collections of the Florida Loan Parties, (e) any other asset constituting Collateral which has a fair market value of $ 50 , 000 or more, and (f) any proceeds arising under any of the foregoing or with respect thereto . "Material Liability" shall mean, other than the Obligations, any Indebtedness or payment obligation of a Loan Party of any kind (including for Taxes) which, if not paid when due, is, or could reasonably be expected to become or result in a Lien upon any Material Collateral . "Maturity Date" shall mean February I 2, 2024. "Mortgage" shall mean each mortgage, deed of trust, or deed to secure debt, trust deed or other security document granted by any applicable Loan Party to Lender for the benefit of the Secured Parties, in form and substance reasonably acceptable to Lender, including the Apopka Mortgage, the Detroit Mortgage and the Sanderson Mortgage . "Mo rtgaged Property" shall mean each of the Apopka Property, the Sanderson Property and the Detroit Property . "Net Cash Proceeds" shall mean, as applicable, (a) with respect to any Disposition by a Person, cash and cash equivalent proceeds received by or for such Person's account, net of (i) fees, costs and expenses paid to third parties (other than Affiliates) and relating to such Disposition, (ii) the amount of any Indebtedness secured by any Permitted Lien on any asset (other than Indebtedness assumed by the purchaser of such asset) that is required to be, and is, repaid in connection with such Disposition, (iii) net income taxes to be paid in connection with such Disposition and (iv) sale, use or other transactional taxes paid or payable by such Person as a result of such Disposition, (b) with respect to any condemnation or taking of such assets by eminent domain proceedings of a Person, cash and cash equivalent proceeds received by or for such Person's account (whether as a result of payments made under any applicable insurance policy therefor or in connection with condemnation proceedings or otherwise), net of (i) fees, costs and expenses paid to third parties (other than Affiliates) in connection with the collection of such proceeds, awards or other payments and (ii) taxes paid or payable by such Person as a result of such casualty, condemnation or taking, and (c) with respect to any issuance of any Indebtedness by a Person, cash and cash equivalent proceeds received by or for such Person's account, net of (i) legal, underwriting, and other fees, costs and expenses paid to third parties (other than Affiliates) and incurred as a result thereof, (ii) transfer taxes paid by such Person or its Subsidiary in connection therewith and (iii) net income taxes to be paid in connection therewith .

9 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 "Note" shall mean the promissory note dated as of the Closing Date, issued by Borrower to Lender in respect of the Loans made under this Agreement, as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time . "Obligations" shall mean (a) with respect to Borrower, all obligations (monetary or otherwise, whether absolute or contingent, matured or unmatured) of Borrower arising under or in connection with any Loan Document, including any and all original issue discounts, fees, costs, expenses (including fees, costs and expenses incurred during the pendency of any proceeding under any Insolvency Legislation, whether or not allowed or allowable in such proceeding) and premiums payable under any Loan Document (including the Make - Whole Amount), the principal of and interest (including interest accruing during the pendency of any proceeding any proceeding under any Insolvency Legislation, whether or not allowed or allowable in such proceeding) on the Loans, all indemnification obligations and all obligations to pay or reimburse Lender or any other any Secured Party for paying any costs or expenses under any Loan Document, and all other fees to be paid to Lender, or (b) with respect to each Loan Party other than Borrower, all obligations (monetary or otherwise, whether absolute or contingent, matured or unmatured) of such Loan Party arising under or in connection with any Loan Document, all indemnification obligations and all obligations to pay or reimburse Lender or any other Secured Party for paying any costs or expenses under any Loan Document . Unless the context requires otherwise, any reference in this Agreement or any olher Loan Document lo "Obligations" without specifying whether such reference is to the Obligations of Borrower or the Obligations of the other Loan Parties shall be deemed to refer to the Obligations of Borrower and the other Loan Parties, collectively . "OFAC' shall mean the Office of Foreign Assets Control of the United States Department of the Treasury . "OrKanization Documents" shall mean, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws ; (b) with respect to any limited liability company, the certificate of incorporation, constitution or articles of formation or organization and operating agreement (if relevant) ; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and, if applicable, any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity . "Other Taxes" shall mean all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document . "Patriot Act" shall mean, collectively, the US A Patriot Act (Title lII of Pub . L . I 07 - 56 (signed into law October 26 , 200 I)), and the Proceeds of Crime (money laundering) and Terrorist Financing Act (Canada) . "Payment Date" shall mean the first day of each calendar month. "Permits" shall mean, with respect to any Person, any permit, approval, authorization, license, registration, certificate, concession, grant, franchise, variance or permission from, and any other Contractual Obligations with, any Governmental Authority, in each case whether or not having the force of law and applicable to or binding upon such Person or any of its property or operations or to which such Person or any of its property or operations is subject .

10 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440O5F9C7DC1 "Permitted Acquisition" shall mean any Acquisition approved by Lender in advance, in writing, in Lender's sole discretion . "Permitted Liens" shall mean (a) Liens in favor of Lender, (b) Liens arising by operation of law in favor of carriers, warehousemen, mechanics, materialmen and landlords incurred in the ordinary course of business (i) for amounts not yet overdue or (ii) for amounts overdue but (x) not for more than 60 days, (y) not in excess of $ 200 , 000 in the aggregate, and (z) not if the subsistence of such Lien or the failure to make the required payment results in a Material Adverse Effect, (c) Judgment Liens in existence for less than 60 days after the entry thereof and which do not exceed $ 500 , 000 or otherwise result in an Event of Default, (d) easements, rights - of - way, zoning restrictions, defects or irregularities in title and other similar encumbrances not, in each case, interfering in any material respect with the value or use of the real propetty to which such Lien is attached, (e) Liens for Taxes, assessments or other governmental charges or levies (excluding any Lien imposed pursuant to the provisions of ERISA) not yet due and payable, and (f) Liens arising in the ordinary course of business by virtue of any contractual, statutory or common law provision relating to banker's Liens, rights of set - off or similar rights and remedies covering Controlled Accounts; provided, however, any Lien on the Florida Cannabis License or any Collections or accounts receivable of the Florida Loan Parties shall never be deemed a Permitted Lien without Lender's prior written consent. "Permitted Temporary Liens" shall mean : (a) Liens on any Mortgaged Real Property arising by operation of law in favor of carriers, warehousemen, mechanics, material men and landlords incurred in the ordinary course of business for amounts overdue, and (b) Liens for overdue Taxes, assessments or other governmental charges or levies (excluding any Lien imposed pursuant to the provisions of ERISA), which, in the case of clauses (a) and (b), collectively, shall not exceed $ 1 , 500 , 000 in the aggregate at any time . Notwithstanding the foregoing, no Lien shall be deemed a Permitted Temporary Lien from and after the earlier of (i) December 31 , 2022 , (ii) the date (if any) on which any Person (including Lender) takes any action (judicially or nonjudicially, including as a secured party under the Uniform Commercial Code of any jurisdiction) to foreclose on, take possession of, sell, enforce, or otherwise realize upon any Collateral secured by such Lien, and (iii) five (5) Business Days following the date (if any) that the Loan Parties sell the Detroit Property . "Person" shall mean any individual, partnership, joint venture, firm, corporation, limited liability company, association, trust or other enterprise or any Governmental Authority . "Pledge Agreement" shall mean the pledge agreement dated as of the Closing Date, executed by the Florida Loan Parties and such other Persons as Lender may require, as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time . "Pledged Entity" shall mean an issuer of any Pledged Equity. ''Pledged Equity" shall mean any Capital Stock that has been pledged to Lender as Collateral. ''Prime Rate" shall mean, as of the relevant date of determination, the rate of interest last quoted by The Wall Street Journal as the "Prime Rate" in the U . S . or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H . 15 (Selected Interest Rates) as the "bank prime loan" rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by Lender) or any similar release by the Federal Reserve Board (as determined by Lender) . "Real Proper(v" shall mean, a parcel of real property, together with all improvements and appurtenant fixtures, equipment, personal property, easements and other property and rights incidental to the ownership, lease or operation thereof . When used with respect to any Person, the term "Real Property"

DocuSign Envelope ID: 5E5C7577-7972-4226-AAD4-440D5F9C7DC1

shall include all right, title and interest of such Person (including any leasehold estate) in and to such Real Property.

"***Related Parties***" shall mean, with respect to any specified Person, such Person's Affiliates and the directors, officers, employees, lender, trustees, advisors of such Person and any Person that possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise.

"***Release***" shall mean any spilling, leaking, seepage, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, depositing, disposing, emanating or migrating of Hazardous Materials in the environment.

"***Restricted Cannabis Activities***" shall mean, in connection with the cultivation, distribution, sale and possession of cannabis and related products: (a) any activity that is not permitted under applicable State Cannabis Laws; (b) notwithstanding compliance with applicable State Cannabis Laws, any activity which a Governmental Authority asserts is unlawful under Federal Cannabis Law and the applicable Person is enjoined from conducting such activity; (c) distribution and sale of cannabis and related products to minors that is not approved under a State Cannabis Law; (d) payments to criminal enterprises, gangs, cartels and Persons subject to Sanctions; (e) non-compliance with anti-terrorism laws and other Applicable Law relating to money-laundering; (f) diversion of cannabis and related products from states where it is legal under State Cannabis Law to other states; (g) use of activities permitted under State Cannabis Law as a cover or pretext for the trafficking of other controlled substances or illegal drugs or other illegal activity; (h) the commission, or making threats, of violence and the use of firearms in violation of Applicable Law; (i) [intentionally omitted]; (j) growing cannabis and related products on public lands; and (k) directly or indirectly, aiding, abetting or otherwise participating in a common enterprise with any Person or Persons in such activities.

"***Restricted Debt***" shall mean (a) the Indebtedness of any Florida Loan Party existing on the Closing Date, and (b) any other Indebtedness the repayment of which is expressly subordinated and made junior to the payment in full of the Obligations and contains terms and conditions (including terms relating to interest, fees, repayment and subordination) satisfactory to Lender.

"***Restricted Payment***" shall mean, with respect to any Florida Loan Party, (a) the declaration or payment of any dividend or distribution to any Person other than another Florida Loan Party, (b) any payment of a management fee, consulting fee, advisor fee (or other fee of a similar nature) to Parent or any Subsidiary or Affiliate of Parent, or (c) the payment or prepayment of principal of, or premium or interest on, any Indebtedness subordinate to the Obligations.

"***Sanction(s)***" shall mean all economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state or Her Majesty's Treasury of the United Kingdom or other relevant sanctions authority.

"***Sanderson Property***" means the Real Property located in Sanderson, Baker County, Florida, identified by the assessor's office as parcel number 123S20000000000026, and having a common address of 13907 Arnold Rhoden Rd., Sanderson, FL 32087.

"***SEC***" shall mean the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

11

12 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440O5F9C7DC1 "Secured Parties" shall mean, collectively, (a) Lender, (b) the beneficiaries of each indemnification obligation undertaken by any Loan Party under the Loan Documents, (c) any successors, endorsees, transferees and assigns of each of the foregoing to the extent any such transfer or assign is permitted by the terms of this Agreement and (d) any other holder of any Obligation or Secured Obligation (as defined in any applicable Security Document) . "Security Agreement" shall mean the security agreement dated as of the Closing Date, executed by the Florida Loan Parties and such other Persons as Lender may require on the Closing Date, in favor of Lender and the other Secured Parties, as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time . "Security Documents" shall mean, collectively, as applicable, each Deposit Account Control Agreement, each Mortgage, the Pledge Agreement, the Security Agreement, and each other instrument or document executed and delivered pursuant to this Agreement or any of the Security Documents to guarantee or secure any of the Obligations . "Solvent" shall mean, at any date, that (i) the sum of such Person's debt (including Contingent Liabilities) does not exceed the present fair saleable value of such Person's present assets (which, for this purpose, shall include rights of contribution in respect of obligations for which such Person has provided a guarantee), (ii) such Person's capital is not unreasonably small in relation to its business as contemplated on such date, (iii) such Person has not incurred and does not intend to incur debts including current obligations beyond its ability to generally pay such debts as they become due (whether at maturity or otherwise), and (iv) such Person is "solvent" or is not "insolvent", as applicable, within the meaning given that tenn and similar terms under Applicable Laws relating to fraudulent and other avoidable transfers and conveyances . "State Cannabis Law" shall mean (a) any law enacted by any state of the United States which legalizes cannabis and related products in some form and which implements strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis and related products, and (b) any regulation, ordinance, rule, order, policy, decree, judgment, consent decree, writ, injunction, settlement agreement or governmental requirement enacted, promulgated or imposed or entered into or agreed by any Governmental Authority of such state under, pursuant to or in connection with such law . "Subsidiary" of any Person shall mean and include any entity more than 50 . 00 % of whose Capital Stock is at the time owned by such Peron, directly or indirectly through Subsidiaries . "Taxes" shall mean all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto . "Termination Date" shall mean the date on which the Loans and the other Obligations (other than Unasserted Contingent Obligations) shall have been paid in full in cash in accordance with the terms of this Agreement . "Transactions" shall mean the funding of the Loans pursuant hereto and the use of the proceeds thereof and all other transactions contemplated by or described in the Loan Documents . "Treasury Regulations" shall mean the United States Treasury regulations promulgated under the Code.

13 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 "U.S." and "United States" shall mean the United States of America. "U.S. Bankruptcy Code" shall mean the United States Bankruptcy Code (11 U.S.C. Section 101 et seq.). "U.S. Loan Party" shall mean any Loan Party other than Parent. "U . S . Person" shall mean any person that is a "United States Person" as defined in Section 7701 (a)(30) ofthe Code . "UCC' shall mean the Uniform Commercial Code as from time to time in effect in the state of New York ; provided that to the extent that the UCC is used to define any tenn herein or in any Loan Document and such tenn is defined differently in different Articles of the UCC, the definition of such term contained in Article 9 shall govern ; provided, further , that in the event that, by reason of mandatory provisions oflaw, any or all of the attachment, perfection or priority of, or remedies with respect to, Lender's Lien on any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York, the term "UCC" means the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority or remedies and for purposes of definitions related to such provisions . "Unasserted Contingent Obligations" shall mean, at any time, Obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no assertion ofliability (whether oral or written) and no claim or demand for payment or indemnification (whether oral or written) has been made or threatened . Section 1 . 02 . Other Interpretive Provisions . With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document : (a) The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms . Any pronoun used shall be deemed to cover all genders . (b) The words "herein", "hereto", "hereof' and "hereunder" and words of similar import when used in any Loan Document shall refer to such Loan Document as a whole and not to any particular provision thereof . (c) Preamble, Article, Section, Exhibit and Schedule references are to the Loan Document in which such reference appears unless otherwise specifically provided . (d) The term "including" is by way of example and not limitation, and the term "or" has, except where otherwise indicated, the inclusive meaning represented by the phrase "and/or . " (e) The term "documents" includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form . (f) In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including" ; the words "to" and "until" each mean "to but excluding" ; and the word "through" means "to and including" . (g) Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan

14 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 Document. (h) All references in any Loan Document to the consent or discretion of, or approval by Lender, shall be deemed to mean the consent of or approval by Lender in its sole and absolute discretion, except as otherwise expressly provided in the applicable Loan Document . (i) Whenever in any provision of this Agreement or any other Loan Document Lender is authorized to take or decline to take any action (including making any determination), such provision shall be understood to mean that Lender may take or refrain to take such action in its sole and absolute discretion U) A Default or an Event of Default shall be deemed to exist at all times during the period commencing on the date that such Default or Event of Default occurs to the date on which such Default or Event of Default is waived in writing pursuant to this Agreement or, with respect to any Default, is cured within any period of cure expressly provided in this Agreement . (k) Any reference herein to a merger, transfer, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, shall be deemed to apply to a division of or by a limited liability company, or an allocation of assets to a series of a limited liability company (or the unwinding of such a division or allocation) . (I) Whenever any provision in any Loan Document refers to the knowledge (or an analogous phrase) of any Loan Party or officer thereof, such words are intended to signify that the chief executive officer, the chief financial officer, the chief operating officer, the chief administrative officer, general counsel or any manager of Parent has actual knowledge or awareness of a particular fact or circumstance or that such person, if they had exercised reasonable diligence, would have known or been aware of such fact or circumstance . (m) No rule of construction shall apply to this Agreement or any other Loan Document which requires or permits a court to construe any ambiguity in this Agreement or any Loan Document against any Person by virtue of the authorship of this Agreement or any Loan Document as a whole or of any provision herein or therein . Section 1 . 03 . Accounting Terms and Principles . All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP, applied in a consistent manner . Section 1 . 04 . Rounding . Any financial ratios required to be maintained or complied with by the Loan Parties pursuant to this Agreement (or required to be satisfied in order for a specific action to be permitted under this Agreement) shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding - up if there is no nearest number) . Section 1 . 05 . References ro Agreements . Laws . Etc . Unless otherwise expressly provided herein, (a) references to Organization Documents, agreements (including this Agreement and each of the other Loan Documents) and other Contractual Obligations shall be deemed to include all subsequent amendments , restatements, amendment and restatements, extensions , supplements, renewals and other modifications thereto, but only to the extent that such amendments, restatements, amendment and restatements, extensions , supplements, renewals and other modifications are permitted by the terms hereof

15 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 and thereof ; and (b) references to any Applicable Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing, implementing or interpreting such Applicable Law and any successor or replacement statutes and regulations . Section 1 . 06 . Times of Day . Unless otherwise specified, all references herein to times of day shall be references to the time in New York, New York . Section 1 . 07 . Ti mini? of Pavment of Performance . When the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment or performance shall (except as otherwise required by Lender) extend to the immediately succeeding Business Day and, with respect to payments of principal, interest shall continue to accrue during such extension at the applicable rate in effect immediately prior to such extension . All payments required hereunder or in any other Loan Document shall be paid in Dollars in immediately available funds unless otherwise expressly provided herein . Section 1 . 08 . Corporate Terminolo!N . Any reference to officers, shareholders, stock, shares, directors, boards of directors, corporate authority, articles of incorporation, bylaws or any other such references to matters relating to a corporation made herein or in any other Loan Document with respect to a Person that is not a corporation shall mean and be references to the comparable terms used with respect to such Person . Section 1 . 09 . Cannabis Laws . Lender and the Loan Parties acknowledge that although certain State Cannabis Laws have legalized the cultivation, distribution, sale and possession of cannabis and related products, (a) the nature and scope of Federal Cannabis Laws may result in circumstances where activities permitted under State Cannabis Laws may contravene Federal Cannabis Laws and (b) engagement in Restricted Cannabis Activities may contravene Federal Cannabis Laws . Accordingly, for the purpose hereof, each representation, covenant and other provision hereof relating to compliance with Applicable Law will be subject to the following : (i) engagement in any activity that is permitted by State Cannabis Laws but contravenes Federal Cannabis Laws, and in respect of which the applicable Government Authorities have agreed, or are bound by Applicable Law, to forego or have otherwise suspended prosecution and enforcement of such Federal Cannabis Laws will not, in and of itself, be deemed to be non compliance with Applicable Law ; (ii) engagement in any Restricted Cannabis Activity will be deemed to be non - compliance with Applicable Law ; and (iii) if any Change in Cannabis Law results in the business activities of any Loan Party becoming Restricted Cannabis Activities, such Change in Cannabis Law will be deemed to have had a Material Adverse Effect . Section 1 . 10 . Schedules . Any Schedules or Exhibits to this Agreement are incorporated herein by reference and form a material part of this Agreement . ARTICLE II. AMOUNT AND TERMS OF LOANS Section 2 . 0 I . The Loans . Subject to and upon the terms and conditions herein set forth, Lender agrees to make one or more Loans to Borrower, which Loans, when aggregated with each other, shall be in an amount not to exceed $ 19 , 500 , 000 (the "Maximum Loan Amount"), as follows : (a) On the Closing Date, a Loan (the "Initial Loan") in the amount of $18,300,000 (the "Initial Loan Amount"), inclusive of the Origination Discount. (b) After the Closing Date, one or more PIK Loans in accordance with ection 2 . 03(d) in the aggregate amount of up to $1,200,000.

16 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 The Loans may be repaid or prepaid in accordance with the provisions hereof, but once repaid or prepaid may not be reborrowed. Section 2.02. Disbursement of Funds; Orieinal Issue Discount. (a) If all the conditions set forth in Section 5 . 0 I are satisfied of the Closing Date, Lender will disburse the proceeds of the Initial Loan (such proce . eds being the Initial Loan Amount less the Origination Discount) as follows by no later than 4 : 00 p . m . on the Closing Date : ' (i) Lender shall apply the amount of $ 17 , 580 , 000 as a credit against the outstanding balance of the Existing VRT Debt (the "Existing VRT Debt Credi(') ; and (ii) Lender shall pay the Administrator the amount of the $ 180 , 000 in satisfaction of the Admin Fee in accordance with Section 2 . 06 (a) . (b) Borrower and Lender agree that the Loan shall be funded with a non - refundable original issue discount of $ 540 , 000 (approximately 2 . 95 I % of the Initial Loan Amount) (the "Origination Discount") . The Loan Parties and Lender agree (i) that the Note is debt for federal income Tax purposes, issued with original issue discount (as such term is used in Section l 273 (a) of the Code) intended to compensate Lender for the use or forbearance of money, and (ii) not to file any Tax Return, report or declaration inconsistent with the foregoing , unless otherwise required by Applicable Law . (c) For avoidance of doubt, the Origination Discount and all amounts described in Section 2 . 02 (a) shall constitute principal for all purposes under this Agreement, which Borrower shall be obligated to repay in full, plus interest accrued thereon in accordance with the terms hereof . Section 2.03. Pa men! of Loan : E idence of Debt: PIK Loan . (a) Borrower agrees to pay to Lender: (i) monthly payments of accrued interest in arrears on the outstanding principal balance of the Loans, commencing on the first Payment Date following the Closing Date and continuing on each Payment Date occurring thereafter ; and (ii) the remaining outstanding principal and interest due on the Loans on the Maturity Date or upon such earlier date on which the Obligations are accelerated pursuant to the terms of this Agreement . (b) In addition to the foregoing, Borrower hereby irrevocably promises to pay all Obligations, including the outstanding aggregate principal amount of the Loans and all interest and fees with respect to the foregoing, as the same become due and payable hereunder and, in any event, on the Maturity Date . (c) On the Closing Date, Borrower will execute and deliver to Lender a Note to evidence the Loans, payable to Lender or its registered assigns, in a maximum principal amount of the Maximum Loan Amount . Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of Borrower to Lender resulting from each Loan made by Lender from time to time, including the amounts of principal and interest payable and paid to Lender from time to time under this Agreement . (d) Notwithstanding Section 2.03(a)(i), if the Base Interest Rate in effect during a

DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 17 calendar month exceeds 12 . 90 % per annum (the "Minimum Rate"), then, subject to the final proviso of this paragraph, the amount of accrued interest payable in accordance with Section 2 . 0 J(a)(i) with respect to such month (the "Full Interest Amount") may be paid by Borrower on the applicable Payment Date by either : (i) making a cash payment of the Full Interest Amount, or (ii) (x) making a cash payment equal to the interest that accrued on the outstanding principal balance of the Loans during such month at the Minimum Rate (the "Minimum Required Amount"), and (y) borrowing from Lender the difference · between the Full Interest Amount and the Minimum Required Amount (the "PIK Amount") . If Borrower elects to make an interest payment in accordance with the foregoing clause (ii), it shall provide Lender at least two (2) Business Days' prior written notice of such election (a "PIK Notice") and timely pay the Minimum Required Amount when due . If Borrower satisfies the conditions described in the preceding sentence, Lender shall be deemed to have advanced the PIK Amount as a Loan to Borrower (a "PIK Loan") as of the first calendar day of the month in which the applicable Payment Date falls (the "PIK Date") ; provided, however, Borrower shall be prohibited from making any interest payment pursuant to clause (ii) of this paragraph (and shall instead be required to pay the Full Interest Amount in cash when due) while any Default or Event of Default exists, or if the applicable PIK Amount, when aggregated with the other Loans theretofore advanced hereunder, would exceed the Maximum Loan Amount . 1 Section 2.04. Interest . (a) The unpaid principal amount of the Loans shall bear interest from the Closing Date and each relevant PIK Date, as applicable, at the Base Interest Rate (as adjusted from time to time pursuant to ection 2 . 05 ) . (b) Notwithstanding the foregoing, from and after the occurrence and during the continuance of any Event of Default, upon notice by Lender to Borrower or Parent, Borrower shall pay interest on the principal amount of the Loans and all other unpaid Obligations, to the extent permitted by Applicable Law, at the Default Rate, which Default Rate shall accrue from the date of such Event of Default (regardless of the date of notice of the imposition of the Default Rate) until waived in writing by Lender and shall be payable on demand . (c) Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid, provided that any Loan that is repaid on the same day on which it is made shall bear interest for one day . (d) All interest and fees hereunder shall be computed on the basis of the actual number of days occurring during the period for which such interest or fee is payable over a year comprised of 360 days . Each determination by Lender of the calculation of interest and fees hereunder shall be presumptive evidence of the correctness of such interest and fees, absent manifest error . (e) Notwithstanding any other provision of this Agreement or the other Loan Documents, in no event whatsoever shall interest and other charges charged hereunder exceed the highest rate permissible under Applicable Law . In the event interest and other charges as computed hereunder would otherwise exceed the highest rate permitted under Applicable Law : (i) the interest rates hereunder will be reduced to the maximum rate permitted under Applicable Law ; (ii) such excess amount shall be first 1 For illustrative purposes only : if the Base Interest Rate in effect during the entire month of March 2023 is 14 . 00% , and if the outstanding principal balance of the Loans during the entire month of March 2023 is $ 18 , 000 , 000 , Borrower may either (I) pay the Full Interest Amount (for March 2023 ) of $ 217 , 000 in cash on Monday, April 3 , 2023 or (2) deliver a PIK Notice to Lender on or before March 30 , 2023 , pay the Minimum Required Amount (for March 2023 ) of $ 199 , 950 in cash on April 3 , 2023 , and borrow the difference of $ 17 , 050 as a PIK Loan (which shall be deemed advanced to Borrower on April 1 , 2023 ) .

18 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 applied to any unpaid principal balance owed by Borrower ; and (iii) if the then remaining excess amount is greater than the previously unpaid principal balance, Lender shall promptly refund such excess amount to Borrower and the provisions hereof shall be deemed amended to provide for such pennissible rate . Section 2 . 05 . Adjustments to Base Interest Rate . On the Closing Date, the "Base Interest Rate" shall initially be 12 . 90 % per annum . On October I, 2022 , and on the first calendar day of each month thereafter (each such date, an "Adjustment Date"), the Base Interest Rate shall be adjusted to the greater of : (a) 12 . 90 % per annum, and (b) a per annum rate equal to 7 . 40 % plus the Prime Rate in effect as of the last Business Day immediately preceding the applicable Adjustment Date . Section 2 . 06 . Additional Fees . Borrower shall be obligated to pay the following amounts to Lender, in addition to all payments of principal, interest and other sums due to Lender under this Agreement : (a) Administrative Fee . On the Closing Date, Borrower shall pay to Viridescent Management, LLC, a Delaware limited liability company (the "Administrator"), an administrative fee (the "Admin Fee") of $ 180 , 000 (approximately 0 . 984 % of the Initial Loan Amount) . The Admin Fee is and shall be deemed compensation for services, and is not, and shall not be deemed to be, interest or any other consideration for the use or forbearance of money . (b) Ex it Fee . On the earliest to occur of (i) the Maturity Date, (ii) any repayment of the Loans in full prior to the Maturity Date, and (iii) any acceleration of the Loans or other Obligations pursuant to the terms of this Agreement (including pursuant to ection I 0 . 02 ) , Borrower shall pay Lender an exit fee (the "Exit Fee" ) of $ 315 , 000 (approximately l . 721 % of the Initial Loan Amount) . (c) Late Fee . Borrower shall pay Lender a late fee (the "Late Fee") equal to 5 . 00 % of the amount of any payment required hereunder (including principal, interest or Fees) which is not paid in full within five (5) days after the same is due . Section 2 . 07 . Waiver of Subroeation . etc . Borrower expressly waives any and all rights of subrogation, reimbursement, indemnity, exoneration, contribution of any other claim which Borrower may now or hereafter have against any other Person directly or contingently liable for the Obligations hereunder, or against or with respect to any such Person's property (including any property which is Collateral for the Obligations), arising from the existence or performance of this Agreement, until termination of this Agreement and repayment and performance in full of the Obligations . Section 2 . 08 . Loan Partv Representative . Each Loan Party, by its execution of this Agreement, irrevocably appoints the Loan Party Representative to act on its behalf as its agent in relation to the Loan Documents and i 1 Tevocably authorizes : (a) the Loan Pa 11 y Representative, on such Loan Party's behalf, to supply all information concerning itself contemplated by this Agreement to Lender and to give and receive all notices, instructions and other communications, to sign all certificates, to make such agreements and to effect the relevant amendments, supplements, variations and waivers capable of being given, made or effected by any Loan Party, notwithstanding that they may affect such Loan Party, without further reference to or the consent of such Loan Party ; and (b) Lender to give any notice, demand or other communication required to be given to such Loan Party pursuant to the Loan Documents to the Loan Party Representative . Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice, instruction or other communication given or made by Loan Party Representative or given to Loan Party Representative under any Loan Document on behalf of another Loan Party (whether or not known to any other Loan Party and whether occurring before or after such other Loan Party became a Loan Party under any Loan Document) shall be binding for all purposes on such Loan Party as if such Loan Party had expressly agreed, executed, made, given or concurred with it or received the relevant notice, demand or

19 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440O5F9C7DC1 other communication. In the event of any conflict between any notices or other communications of Loan Party Representative and any other Loan Party, those of Loan Party Representative shall prevail. ARTICLE III. [RESERVED] ARTICLE IV. PAYMENTS Section 4.01. Voluntarv Prepayments. (a) Borrower shall have the right to prepay the outstanding remaining balance of the Loans in whole or in part on the following terms and conditions : (i) Borrower shall give Lender written notice of (A) its intent to make such prepayment and (B) the amount of such prepayment, no later than 5 : 00 p . m . at least five (5) Business Days prior to the date of such prepayment ; (ii) each prepayment under this Section 4 . 01 shall be in an amount equal to no less than $ 1 , 000 , 000 ; and (iii) such prepayment may only be made on the last Business Day of a calendar month, unless Lender agrees in writing, in advance, to accept a prepayment on a different day . (b) Any voluntary prepayment of the Loans hereunder that is made prior to the Maturity Date, or any payment upon acceleration in accordance with ection 10 . 02 , shall be accompanied by all accrued interest on the amount prepaid, together with any applicable Make - Whole Amount . (c) With respect to each voluntary prepayment of the Loan under this Section 4 . 01 , the amounts prepaid shall be applied, so long as no Application Event shall have occurred and be continuing, first to pay any fees and expenses of Lender due and owing under the Loan Documents until paid in full, second to any accrued and unpaid interest on the Loans until paid in full and thereafter to the outstanding principal on the Loans until the Loans are paid in full . Section 4.02. Mandatory Prepayments. (a) Types of Mandatory Prepavments. (i) Within five (5) Business Days of the receipt by any Loan Party or any of its Subsidiaries of (1) any Net Cash Proceeds from the incunence of any Indebtedness by any Florida Loan Party or any of its Subsidiaries, or which is secured by a Lien on any of their respective assets, (2) any Net Cash Proceeds from any Disposition of Material Collateral (other than a Disposition permitted under ection 9.04) , (3) any Net Cash Proceeds from any Casualty Event relating to any Collateral, or (4) any proceeds from any Extraordinary Receipts received by or paid to or for the account of a Florida Loan Party, Borrower shall prepay the Loan in an amount equal to 100.00% of such Net Cash Proceeds or other proceeds, to be applied as set forth in Section 4.02(c): pro ided, howe er , that no prepayment shall be required under this ection 4.02(a)(i) to the extent the aggregate amount of such Net Cash Proceeds or other proceeds does not exceed $250,000 in any calendar year. Nothing in this Section 4.02(a)(i) shall be construed to permit or waive any Default or Event of Default arising directly or indirectly from any Indebtedness, Disposition, Casualty Event or any event or circumstance giving rise to any Extraordinary Receipts, which, in any case, is not permitted under the terms of this Agreement. Any mandatory prepayment of the Loans made pursuant to this Section 4.02(a)(i) shall be accompanied by all accrued interest on the amount prepaid, together with the applicable Make - Whole Amount .

20 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440O5F9C7DC1 (ii) Immediately upon any acceleration of the Loans pursuant to Section l 0 . 02 , Borrower shall repay the Loans in full, unless only a portion of all the Loans is so accelerated (in which case the portion so accelerated shall be repaid) . Any mandatory prepayment of the Loans made pursuant to this Section 4 . 02 (a)(ii) shall be accompanied by all accrued interest on the amount prepaid, together with the applicable Make - Whole Amount . (b) Option to Decline Prepavment . Notwithstanding anything to the contrary herein, any mandatory prepayment pursuant to ection 4 . 02 (a) may be declined in whole or in part by Lender without prejudice to Lender's rights hereunder to accept or decline any future payments in respect of any mandatory prepayment . Lender shall have until the Business Day immediately preceding the Business Day on which such prepayment is due in order to decline such prepayment (and any election by Lender delivered prior to such Business Day can be rescinded by Lender at its discretion until such Business Day) . (c) Application of Payments . With respect to each prepayment of the Loans required by Section 4 . 02 (a), the amounts prepaid shall be applied, so long as no Application Event shall have occurred and be continuing , first to pay any fees and expenses of Lender under the Loan Documents (due and owing at the time of prepayment) until paid in full, second to any accrued and unpaid interest on the Loans until paid in full, and thereafter to the outstanding principal on the Loans until the Loans are paid in full . (d) Application of Collateral Proceed . Notwithstanding anything to the contrary in ection 4 . 0 I or this ection 4 . 02 , all proceeds of Collateral received by Lender or any other Person pursuant to the exercise of remedies against the Collateral, and all payments received upon and after the acceleration of the maturity of any of the Obligations following the occurrence ofan Event of Default (an "Application Event") shall be applied as follows : (i) first , to any costs, expense reimbursements, fees or premiums of Lender and indemnities then due to Lender under the Loan Documents until paid in full, (ii) second , to interest due in respect of the Loans until paid in full, (iii) third, to the outstanding principal balance of the Loans until paid in full (iv) fourth , to any other Obligations until paid in full, and (v) fifth , to Borrower or other Persons entitled thereto under Applicable Law . Section 4.03. Pa ment of Obligations: Method and Place of Payment. (a) Subject to ecti 0 n 4 . 03 (b), and except as otherwise specifically provided herein, all payments under any Loan Document shall be made by the applicable Loan Party or Loan Parties, without counterclaim, set - off, right of rescission, recoupment or deduction of any kind, to Lender by not later than 5 : 00 p . m . on the date when due, and shall be made in immediately available funds in Dollars by wire transfer to such account as Lender shall notify Parent in writing from time to time within a reasonable time prior to such payment . (b) For all purposes hereunder, any payments under this Agreement that are made later than 5 : 00 p . m . shall be deemed to have been made on the next succeeding Business Day .

21 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 Section 4.04. Taxes . (a) Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by Applicable Law and only then with the prior written consent of Lender (such consent not to be unreasonably withheld) . (b) The Loan Parties shall timely pay, and shall authorize Lender to pay in their name, to the relevant Governmental Authority in accordance with Applicable Law, or at the option of Lender timely reimburse it for the payment of, any Other Taxes . (c) The Loan Parties shall jointly and severally indemnify Lender, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes payable or paid by Lender or required to be withheld or deducted from a payment to Lender and any costs and expenses arising therefrom or with respect thereto, if and to the extent such Indemnified Taxes were c 01 Tectly and legally imposed or asse 1 ted by the relevant Governmental Authority . (d) As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this ection 4 . 04 , such Loan Party shall deliver to Lender the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Lender . (e) If Lender is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document, Lender shall deliver to Parent, at the time or times reasonably requested by Parent, such properly completed and executed documentation reasonably requested by Parent as will permit such payments to be made without withholding or at a reduced rate of withholding, including an executed IRS Form W - 9 . Notwithstanding any other provision of this ection 4 . 04 ( 0 . Lender shall not be required to deliver any form that Lender is not legally eligible to deliver . (f) If Lender detennines, in its discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 4 . 04 , it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 4 . 04 with respect to the Taxes giving rise to such refund), net of all costs and expenses (including Taxes) of Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), but only to the extent such payment by Lender would not place Lender in a less favorable net after - Tax position than it would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid . This ection 4 . 04 (t) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person . (g) Each party's obligations under this ection 4 . 04 shall survive any assignment of rights by, or the replacement ot : Lender, and the repayment, satisfaction or discharge of all obligations under any Loan Document . ARTICLE V. CONDITIONS PRECEDENT TO LOAN Section 5.01. lo inQ. Date Loan . The obligation of Lender to make the Initial Loan on the Closing Date is subject to the fulfillment, to the satisfaction of Lender, of each of the following conditions

22 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 precedent on or before the Closing Date, unless waived by Lender in accordance with Section 12.0 I: (a) Loan Documents . Lender shall have received the following documents, duly executed by an Authorized Officer of each applicable Loan Party and each other relevant party, in form and substance acceptable to Lender : (i) this Agreement; (ii) the Note; (iii) the Security Agreement; (iv) the Pledge Agreement; (v) the Intercompany Subordination Agreement; (vi) a Mortgage with respect to each Mortgaged Property; and (vii) each other Loan Document which is not listed in Section 8.16 . (b) Payoff of E isting VRT Debt . Lender shall have received payment in cash from Borrower in an amount sufficient to pay the Existing YRT Debt and any other amounts owing under the 2021 Note in full (including all interest, fees and other charges accrued through the Closing Date), after giving effect to the Existing VRT Debt Credit . (c) R elease of Certain Real Prope 1 iv Liens . Lender shall have received evidence, in fonn and substance satisfactory to Lender, that the following Liens on the Mo 11 gaged Properties have been released and satisfied on or prior to the Closing Date : (i) the mortgage recorded at Book 57478 , Page 727 in the official records of Wayne County, Michigan (the "Pong Game Studio Mortgage"), and (ii) any other Lien relating to an Indebtedness or other payment obligation for an amount in excess of $ 100 , 000 . (d) atisfaction of Certain Obligation . The U . S . Loan Parties shall have paid off all liabilities, obligations and other amounts owing to the Internal Revenue Service, the Florida Department of Health, and with respect to all outstanding Taxes on the Mortgaged Properties ; and Lender shall have received copies of documentation evidencing the payment of all such sums . (e) Officer's ertificates . Lender shall have received a certificate for each Loan Party, dated the Closing Date, duly executed and delivered by an Authorized Officer of such Loan Party, as to resolutions authorizing the Loan Documents and the Transactions, the incumbency of each Loan Party's Authorized Offers authorized to act with respect to each Loan Document to be executed by such Person, and such other matters required by Lender . (f) Closing Certificate . Lender shall have received a closing certificate in form and substance acceptable to Lender, duly executed and delivered by an Authorized Officer of each Loan Party . (g) Financial tatement . Lender shall have received unaudited balance sheets of each Florida Loan Party as of August 15 , 2022 (the "Most Recent Financial Statements") . (h) Fees . Expenses and Interest . Lender shall have received, for its own account, all fees, costs and expenses due and payable to Lender, including pursuant to ection 12 . 05 (including the reasonable fees, disbursements and other charges of counsel) .

23 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 (i) Due Diligence. Lender shall have completed and be reasonably satisfied its business, legal, and collateral due diligence on each Loan Party. G) No Default, Representations and Warranties and No Injunctions. (i) No Default or Event of Default shall have occurred and be continuing, (ii) all representations and warranties of the Loan Parties set forth in this Agreement and the other Loan Documents are true and correct in all material respects (other than such representations and warranties that are already qualified by materiality, Material Adverse Effect or similar language, in which case such representations and warranties shall be true and correct in all respects) on the Closing Date, (iii) no injunction, writ, restraining order, or other order of any nature restricting or prohibiting, directly or indirectly, the Transactions shall have been issued and remain in force by any Governmental Authority against any Loan Party or Lender, and (iv) there shall be no order or injunction or pending litigation that could reasonably be expected to have a Material Adverse Effect on any Loan Party, taken as a whole, and no pending litigation seeking to prohibit, enjoin or prevent any of the Transactions . ARTICLE VI. GUARANTEE Section 6.01. Guarantee. (a) To induce Lender to make the Loans to or for the benefit of one or more Loan Parties, each Guarantor hereby, jointly and severally, absolutely, unconditionally and irrevocably, guarantees, as primary obligor and not merely as surety, the full and punctual payment when due, whether at stated maturity or earlier, by reason of acceleration, mandatory prepayment or otherwise in accordance with any Loan Document, of all the Obligations of Borrower and each other Loan Party, whether existing on the date hereof or hereafter incurred or created (collectively, the "Guarantor Obligations") . The Guarantor Obligations shall include interest accruing at the then applicable rate provided herein after the maturity thereof and interest accruing at the then applicable rate provided herein after the commencement of any Insolvency Event relating to Borrower or any other Loan Party, whether or not a claim for post - filing or post - petition interest is allowed or allowable in such proceeding, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with this Agreement or any other Loan Document, in each case whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses or otherwise (including all fees and disbursements of counsel and other advisors retained by, or for the benefit of, Lender or to the other Secured Parties that are required to be paid by Borrower pursuant to the terms of any of the foregoing agreements) and all obligations and liabilities of such Guarantor that arise or may arise under or in connection with this Agreement or any other Loan Document to which such Guarantor is a party, in each case whether on account of guarantee obligations, reimbursement obligations, fees, indemnities, costs, expenses or otherwise (including all fees and disbursements of counsel and other advisors retained by, or for the benefit of, Lender or the other Secured Parties that are required to be paid by such Guarantor pursuant to the terms of any such Loan Document) whether or not claims for any such amounts are allowed or allowable in any Insolvency Event . Each Guarantor's guarantee hereunder constitutes a guarantee of payment and not of collection . (b) Any term or provision of this Agreement or any other Loan Document to the contrary notwithstanding, the maximum aggregate amount for which any Guarantor shall be liable under this guarantee shall not exceed the maximum amount for which such Guarantor can be liable without rendering the obligations of such Guarantor under this Agreement or any other Loan Document, as it relates to such Guarantor, subject to avoidance under Applicable Laws relating to fraudulent conveyance or fraudulent transfer (including the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer

24 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 Act and Section 548 of the U . S . Bankruptcy Code or any applicable provisions of comparable Applicable Laws) . Any analysis ofthe provisions of this Article VI for purposes of such Applicable Laws shall take into account the right of contribution established in Section 6 . 02 and, for purposes of such analysis, give effect to any discharge of intercompany debt as a result of any payment made under this Article Vl . (c) Each Guarantor agrees that the Obligations may at any time and from time to time exceed the amount of the liability of such Guarantor hereunder without impairing this guarantee or affecting the rights and remedies of any Secured Party hereunder . (d) This guarantee shall remain in full force and effect until the Termination Date occurs, notwithstanding that from time to time during the term of this Agreement no Guarantor Obligations may be outstanding . (e) No payment made by Borrower, any Guarantor, any other guarantor or any other Person or received or collected by any Secured Party from Borrower, any Guarantor, any other guarantor or any other Person by virtue of any action or proceeding or any set - off or appropriation or application at any time or from time to time in reduction of or in payment of the Obligations shall be deemed to modify, reduce, release or otherwise affect the liability of any Guarantor hereunder, and each Guarantor shall, notwithstanding any such payment (other than any payment made by such Guarantor in respect of the Obligations or any payment received or collected from such Guarantor in respect of the Obligations), remain liable for the Obligations up to the maximum liability of such Guarantor hereunder until the Termination Date occurs . Section 6 . 02 . Right of Contribution . Each Guarantor hereby agrees that to the extent that a Guarantor shall have paid more than its proportionate share of any payment made hereunder, such Guarantor shall be entitled to seek and receive contribution from and against any other Guarantor hereunder which has not paid its proportionate share of such payment . Each Guarantor's right of contribution shall be subject to the terms and conditions of Section 6 . 03 . The provisions of this Section 6 . 02 shall in no respect limit the obligations and liabilities of any Guarantor to the Secured Parties, and each Guarantor shall remain liable to the Secured Parties for the full amount guaranteed by such Guarantor hereunder . Section 6 . 03 . No ubrogation . Notwithstanding any payment made by any Guarantor hereunder or any set - off or application of funds of any Guarantor by any Secured Party, no Guarantor shall be entitled to be subrogated to any of the rights of any Secured Party against Borrower or·any other Loan Party or any collateral security or guarantee or right of offset held by any Secured Party for the payment of the Obligations, nor shall any Guarantor seek or be entitled to seek any contribution or reimbursement from Borrower or any other Loan Party in respect of payments made by such Guarantor under this guarantee, in each case, until after the Termination Date occurs . If any amount shall be paid to any Guarantor on account of such subrogation rights at any time on or prior to the Termination Date, such amount shall be held by such Guarantor for the benefit of the Secured Parties, segregated from other funds of such Guarantor, and shall, forthwith upon receipt by such Guarantor, be turned over to Lender in the exact form received by such Guarantor (duly indorsed by such Guarantor to Lender, if required), to be applied against the Obligations, whether matured or unmatured, as Lender may determine in accordance with Section 4 . 02 (d) . Section 6 . 04 . Modification of the Guarantor Obli!rntions . Each Guarantor shall remain obligated hereunder notwithstanding that, without any reservation ofrights against any Guarantor and without notice to or further assent by any Guarantor, any demand for payment of any of the Guarantor Obligations made by any Secured Party may be rescinded by such Secured Party and any of the Guarantor Obligations continued, and the Guarantor Obligations, or the liability of any other Person upon or for any part thereof, or any collateral security or guarantee therefor or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, extended, amended, modified, accelerated, compromised, waived,

25 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 surrendered, subordinated or released by any Secured Party, and this Agreement and the other Loan Documents, and any other documents executed and delivered in connection therewith may be amended, amended and restated, supplemented or otherwise modified or terminated, in whole or in part, as Lender may deem advisable from time to time, and any collateral security, guarantee or right of offset at any time held by any Secured Party for the payment of the Guarantor Obligations may be sold, exchanged, waived, surrendered, subordinated or released . No Secured Party shall have any obligation to protect, secure, perfect or insure any Lien at any time held by it as security for the Guarantor Obligations or for this Agreement or any other Loan Document or any property subject thereto . Section 6 . 05 . Guarantee Absolute and Unconditional . Each Guarantor waives to the fullest extent permitted by Applicable Law any and all notice of the creation, renewal, extension or accrual of any of the Obligations and notice of or proof of reliance by any Secured Party upon this Agreement or acceptance of the guarantee contained in this Article VI . The Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred, or renewed, extended, amended or waived, in reliance upon this Article VI and all dealings between any Borrower or any other Loan Party, on the one hand, and the Secured Parties, on the other hand, likewise shall be conclusively presumed to have been had or consummated in reliance upon this Article VI . Each Guarantor, to the fullest extent pennitted by Applicable Law, waives diligence, presentment, protest, demand for payment and notice of <lefaull or 11011 pay 111 e 11 l lo or upon Borrower or any other Loan Party with respect lo the Obligations . Each Guarantor waives, to the fullest extent permitted by law, any right such Guarantor may now have or hereafter acquire to revoke, rescind, terminate or limit (except as expressly provided herein) the guarantee set forth in this Article VI or any of its obligations hereunder . Each Guarantor understands and agrees, to the fullest extent permitted by Applicable Law, that the guarantee set forth in this Article VI shall be construed as a continuing, absolute and unconditional guarantee of payment without regard to (a) the validity, enforceability or avoidability of this Agreement or any other Loan Document, any of the Guarantor Obligations or any other collateral security therefor or guarantee or right of offset with respect thereto at any time or from time to time held by any Secured Party, (b) any defense, set - off or counterclaim (other than a defense of payment or performance) which may at any time be available to or be asserted by Borrower or any other Person against any Secured Party, or (c) any other circumstance whatsoever (with or without notice to or knowledge of Borrower or any Guarantor) which constitutes, or might be construed to constitute, an equitable or legal discharge of Borrower with respect to any Obligations, or of such Guarantor under this guarantee, in bankruptcy or in any other instance . When making any demand hereunder or otherwise pursuing its rights and remedies hereunder against any Guarantor, any Secured Party may, but shall be under no obligation to, make a similar demand on or otherwise pursue such rights and remedies as it may have against Borrower, any other Guarantor or any other Person or against any collateral security or guarantee for the Guarantor Obligations or any right of offset with respect thereto, and any failure by any Secured Party to make any such demand, to pursue such other rights or remedies or to collect any payments from Borrower, any other Guarantor or any other Person or to realize upon any such collateral security or guarantee or to exercise any such right of offset, or any release of any Borrower, any other Guarantor or any other Person or any such collateral security, guarantee or right of offset, shall not relieve any Guarantor of any obligation or liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of any Secured Party against any Guarantor . For the purposes hereof, "demand" shall include the commencement and continuance of any legal proceedings . Section 6 . 06 . Reinstatement . The guarantee set forth in this Article VI shall continue to be effective, or be reinstated, as the case may be, if at any time payment, or any part thereof, of any of the Guarantor Obligations is rescinded or must otherwise be restored or returned by any Secured Party, including upon the insolvency, bankruptcy, examinership, dissolution, liquidation or reorganization of any B 01 TOwer or any other Loan Party, or upon or as a result of the appointment of a receiver, examiner, intervenor or conservator of, or trustee or similar officer for, any Borrower or any other Loan Party or any substantial part of its property, or otherwise, all as though such payments had not been made .

26 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 Section 6 . 07 . Payments . Each Guarantor hereby guarantees that payments hereunder will be paid to Lender without set - off or counterclaim in Dollars in accordance with Section 4 . 03 . Section 6 . 08 . Taxes . Each payment of the Guarantor Obligations will be made by each Guarantor subject to the same provisions as are set forth in Section 4 . 04 . Section 6.09. Recourse Limited Against R WB Michigan PropCo: Carveouts . (a) Notwithstanding anything hereinabove in this Article VI , but subject in all events to ection 6 . 09 (b) . the guarantees and other payment obligations of RWB Michigan PropCo under Section 6 . 0 I (a) shall be without recourse against the assets of RWB Michigan PropCo, except for the following assets (whether now owned or hereafter acquired by, or coming into the possession, custody or contro l of, RWB Michigan PropCo) : (i) the Detroit Property, (ii) al l other assets constituting the Collateral, and (iii) al l accessions (as defined in the UCC) and proceeds (as defined in the UCC) of any of the foregoing . (b) The limitations on recourse set fo 11 h in ection 6 . 09 (a) shall be null and void and completely inapplicable, and Lender and the other Secured Parties shall have full, unconditional, unlimited recourse against RWB Michigan PropCo and all its assets, if RWB Michigan PropCo engages or participates in any of the following : (i) any act constituting fraud, misrepresentation or willful misconduct in connection with the Detroit Property, including the willful failure to perform its obligations under Section 8 . 19 ; (ii) any voluntary Disposition of the Detroit Property, in whole or in part, except as expressly permitted under the Loan Documents ; (iii) the volunta 1 y abandonment of the Detroit Property ; (iv) any act taken with the intent to materially hinder, delay or interfere with the exercise by Lender of any rights and remedies under the Loan Documents ; (v) any embezzlement, intentional diversion, intentional misappropriation, theft, conversion or fraudulent transfer of any Collateral ; (vi) any knowing or intentional breach of any covenant, representation, warranty or other provision of this Agreement which, if curable, remains uncured beyond any applicable cure period ; or (v) any knowing or intentional breach of any covenant, representation, warranty or other provision of any Mortgage on the Detroit Property which, if curable, remains uncured beyond any applicable cure period . ARTICLE VII. REPRESENT ATIONS, WARRANTIES AND AGREEMENTS In order to induce Lender to enter into this Agreement and to make and continue the Loans as provided for herein, the Loan Parties make the following representations and warranties to, and agreements with, Lender, all of which shall survive the execution and delivery of this Agreement and the making of the Loans : Section 7 . 0 I . Status . Each Loan Party is a duly organized or formed and validly existing company or other registered entity in good standing under the laws of the jurisdiction of its organization and has the corporate or other organizational power and authority to own its property and assets and to transact the business in which it is engaged . chedule 7 . 0 1 sets forth the full legal name, principal address, state of organization, other states of qualification, and taxpayer identification number of each Loan Party . Section 7 . 02 . Power and Authorit v . Each Loan Party has the corporate or other organizational power and authority to execute, deliver and carry out the terms and provisions of the Loan Documents to which it is a party and has taken all necessary corporate or other organizational action to authorize the execution, delivery and perfonnance of the Loan Documents to which it is a party . Each Loan Party has duly executed and delivered the Loan Documents to which it is a party and such Loan Documents constitute the legal . valid and binding obligation of such Loan Party enforceable against each Loan Party that is a party thereto in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent

27 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 conveyance, moratorium, examinership, reorganization and other similar laws relating to or affecting creditors' rights generally and general principles of equity (whether considered in a proceeding in equity or law) . Section 7 . 03 . No Violation . None of (a) the execution, delivery and performance by any Loan Party of the Loan Documents to which it is a party and compliance with the terms and provisions thereof, (b) the consummation of the Transactions, or (c) the consummation of the other transactions contemplated hereby or thereby on the relevant dates therefor will (i) contravene any applicable provision of any material Applicable Law of any Governmental Authority, (ii) result in any breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien upon any Collateral (other than Liens created under the Loan Documents) or (iii) violate any provision of the Organization Documents or Permit of any Loan Party, except with respect to any conflict, breach or contravention or default (but not creation of Liens) referred to in clause (ii), to the extent that such conflict, breach, contravention or default could not reasonably be expected to have a Material Adverse Effect . Section 7 . 04 . Litigation . Labor Comrov rsie . Etc . There is no pending or, to the knowledge of any Loan Party, threatened, litigation, action, proceeding or labor controversy (including strikes, lockouts or slowdowns against any U . S . Loan Party (a) which could reasonably be expecteu to have a Material Adverse Effect, (b) which purports to affect the legality, validity or enforceability of any Loan Document or the Transactions or (c) relating to any Indebtedness or purported Indebtedness of any U . S . Loan Party . There is no outstanding judgment rendered by any court or tribunal against any U . S . Loan Party . There are no actions or proceedings pending, or to the knowledge of any Loan Party threatened, against any Material Collateral, and no Loan Party has any knowledge or belief of any pending, threatened or imminent governmental investigations or claims, complaints, actions or prosecutions involving any U . S . Loan Party as of the Closing Date . Section 7 . 05 . o Margin Stock . No Loan Party is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock or otherwise for a purpose which violates, or would be inconsistent with any rule or regulation of the Board of Governors of the Federal Reserve System of the United States (or any successor) . Section 7 . 06 . Approvals . Consen s . Etc . No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or other Person, and no consent or approval under any contract or instrument (other than (a) those that have been duly obtained or made and which are in full force and effect, or if not obtained or made, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, (b) the filing ofUCC financing statements and other equivalent filings for foreign jurisdictions, and (c) the filings or other actions necessary to perfect Liens under the Loan Documents) is required for the consummation of the Transactions or the due execution, delivery or performance by any Loan Party of any Loan Document to which it is a party, or for the due execution, delivery or perfonnance of the Loan Documents, in each case by any of the Loan Parties party thereto . There does not exist any judgment, order, injunction or other restraint issued or filed with respect to the transactions contemplated by the Loan Documents, the consummation of the Transactions, the making of the Loans or the performance by the Loan Parties of their obligations under the Loan Documents . Section 7 . 07 . Investment Company Act . No Loan Party is, or will be after giving effect to the Transactions and the transactions contemplated under the Loan Documents, an "investment company" or a company ''controlled" by a Person required to be registered as an "investment company", within the meaning of the Investment Company Act of 1940 .

28 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 Section 7.08. Accuracy of Information. (a) None of the factual information and data (taken as a whole) at any time furnished by any Loan Party or any of their respective authorized representatives in writing to Lender (including all information contained in the Loan Documents) for purposes of or . in connection with this Agreement or any of the Transactions contains any untrue statement of a material fact or omits to state any material fact necessary to make such information and data (taken as a whole) not materially misleading, in each case, at the time such information was provided in light of the circumstances under which such information or data was furnished . (b) All proforma financial information provided to Lender were prepared in good faith based upon assumptions believed by the Loan Parties to be reasonable at the time made, it being recognized by Lender that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ from the projected results and such differences may be material . Section 7 . 09 . Financial Condition : Financial tatements . Any tax returns and financial statements delivered to Lender present fairly in all material respects the financial position and results of operations of each Loan Party at the respective dates of such information and for the respective periods covered thereby, subject in the case of unaudited financial information, to changes resulting from normal year - end audit adjustments and to the absence of footnotes . The tax returns, financial statements and other financial information required to be furnished to Lender under this Agreement have been and will for all periods following the Closing Date be prepared in accordance with GAAP consistently applied, and will present fairly in all material respects the financial position and results of operations of the Loan Parties at the respective dates of such information and for the respective periods covered thereby . None of the U . S . Loan Parties has any Indebtedness or other material obligations or liabilities, direct or contingent that, either individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect . Section 7 . I 0 . Tax Returns and Pa ments . Each Loan Patty has timely filed or caused to be timely filed all material Tax returns and reports required to have been filed (and all such Tax returns are true, complete and correct in all material respects) . Assuming the Loan Parties pay all Taxes required to be paid at or prior to Closing in accordance with Section 5 . 0 I , each U . S . Loan Party has paid or caused to be paid all material Taxes required to have been paid by it that are due and payable, except Taxes (or any requirement to file Tax returns with respect thereto) that are being contested in good faith by appropriate proceedings and for which the Loan Party has set aside on its books adequate reserves in accordance with GAAP . There are no proposed or pending tax assessments, deficiencies, audits or other proceedings with respect to any material amount of Taxes of any U . S . Loan Party . None of the U . S . Loan Parties has ever "participated" in a "repo 1 table transaction" within the meaning of Section l . 6011 - 4 of the Treasury Regulations . None of the U . S . Loan Parties is a party to any tax sharing or similar agreement . Other than Permitted Temporary Liens, no Lien has been filed and no material claim is being asserted, with respect to any Tax, fee, or other charge . Section 7 . 11 . Benefit Plans . None of the U . S . Loan Parties has established, maintained or contributed to any multiemployer plan, pension plans or other benefit plan . nor is any U . S . Loan Party required to establish, maintain or contribute to any such plan . No Repo 1 table Event or Prohibited Transaction, as each such term is defined in ERISA, has occurred or is reasonably expected to occur, and no Loan Party has failed to meet the minimum funding requirements of ERlSA .

29 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 Section 7.12. ubsidiaries: Capitalization . (a) None of the U.S. Loan Parties has any Subsidiary that is not also a Loan Party. (b) Schedule 7 . 12 sets forth (i) a list of the Capital Stock issued by each Loan Party other than Parent, (ii) the number of shares or units of each class of Capital Stock of such Loan Party that is outstanding, (iii) the record and beneficial owners of such Capital Stock, (iv) the percentage of outstanding shares or units of each class owned (directly or indirectly) by such owners, and (v) whether such Capital Stock is certificated or non - certificated . (c) Other than the Capital Stock pledged to Lender pursuant to the Pledge Agreement, no Capital Stock ofRWB Florida OpCo is currently issued or otherwise existing, and no Capital Stock has been promised to any Person . Section 7 . 13 . lnt e llectual Prope 11 y : Licenses . Etc . Each Florida Loan Party owns, or possesses the right to use, all of the trademarks, service marks, trade names, Internet domain names, copyrights and copyrightable works, patents, inventions, trade secrets, know - how, proprietary computer software, franchises, intellectual property licenses and other intellectual property rights, including all registrations and applications to register any of the foregoing and all rights to sue or recover at law or in equity for any past, present or future infringement, misappropriation, dilution, violation or other impairment thereof (collectively, the "IP Rights") that are necessary for the operation of their respective businesses, except to the extent the failure to own, possess or right to use any IP Right would not result in a Material Adverse Effect . No claim or litigation regarding any of the IP Rights of the Florida Loan Parties is pending or, to the knowledge of any Loan Party, threatened . Section 7.14. Environmental Warranties. With respect to the Mortgaged Properties: (a) The Loan Parties have at all times been in material compliance with, and the Loan Parties have no material liability under, any applicable Environmental Law, and have obtained all material permits, licenses, certificates or authorizations required under Environmental Law (collectively, "Environmental Permits") and necessary for the conduct of their businesses and operations, and the ownership, operation and use of the Mortgaged Properties . The Loan Parties are in material compliance with the terms and conditions of such Environmental Permits, and all such Environmental Permits are valid and in good standing . (b) There has been no Release or threatened Release or any handling, management, generation, treatment, storage or disposal of Hazardous Materials in, on, at, under, to, or from any of the Mortgaged Properties that has resulted in, or is reasonably expected to result in, material liability or obligations by any of the Loan Parties under Environmental Law or result in a material Environmental Claim . (c) There is no material Environmental Claim pending or, to the knowledge of the Loan Parties, threatened and, to the knowledge of the Loan Parties, there are no actions, activities, circumstances, conditions, events or incidents that are reasonably likely to form the basis of a material Environmental Claim . (d) No person with an indemnity, contribution or other obligation to any of the Loan Parties relating to compliance with or liability under Environmental Law is in default with respect to any such indemnity, contribution or other obligation .

30 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440O5F9C7DC1 (e) None of the Mortgaged Properties is (i) listed or proposed for listing on the National Priorities List as defined in and promulgated pursuant to CERCLA or (ii) listed on the Comprehensive Environmental Response, Compensation and Liability Information System promulgated pursuant to CERCLA or (iii) included on any similar list maintained by any governmental or regulatory authority that indicates that any Loan Party has or may have an obligation to undertake investigatory or remediation obligations under applicable Environmental Laws . (f) No Lien has been recorded or, to the knowledge of any Loan Party, threatened under any Environmental Law with respect to any of the Core Real Properties .. (g) The Loan Parties have made available to Lender all material reports, assessments, audits, studies and investigations in their possession, custody or control concerning Environmental Claims or compliance with or liability or obligation under Environmental Law . Section 7 . 15 . Ownership of Properties . (a) Parent owns good and valid title to its Capital Stock of the U . S . Loan Parties, if any ; (b) Borrower owns good and valid fee simple title to the Apopka Property, the Sanderson Property and its Capital Stock of RWB Florida OpCo ; (c) RWB Michigan PropCo owns good and valid fee simple title to the Detroit Property ; (d) RWB Florida OpCo owns good and valid title to the Florida Cannabis License ; (e) the Florida Loan Parties own good and valid title to their respective assets which constitute Collateral ; (d) no Person other than a U . S . Loan Party has a leasehold interest in any Mortgaged Property ; and (e) as of the Closing Date, to the best of the Loan Parties' knowledge, each asset which constitutes Collateral is owned by the applicable Loan Party free and clear of all Liens or claims (other than Pennitted Liens and Permitted Temporary Liens) . The aggregate sum ofall lndebtedness and other obligations of the Loan Parties which are, or are reasonably likely to result in, Permitted Temporary Liens Section 7 . 16 . No Default . Except for overdue payments in an amount not exceeding $ 750 , 000 in the aggregate to contractors, materialmen and suppliers in connection with improvements to the Apopka Property or Sanderson Property, none of the U . S . Loan Parties is in default or material breach under or with respect to, or a party to, any Contractual Obligation that could, either individually or in the aggregate, have a Material Adverse Effect . On the Closing Date, after giving effect to the Transactions, none of the U . S . Loan Parties is in default under or with respect to any Contractual Obligation in respect of any Indebtedness that is or, if not cured could reasonably be expected to become, a Lien on Material Collateral . No event, act or condition has occurred or is reasonably expected to occur that, with notice or lapse of time, or both, would constitute a default under any such Indebtedness . Section 7 . 17 . Solvency . On the Closing Date after giving effect to the Transactions and the other transactions related thereto . the Loan Parties are Solvent . Section 7 . 18 . Locations of Offices . Records and Colla t eral . The address of the principal place of business and chief executive office of each Florida Loan Party is, and the books and records of each Florida Loan Party and all of its Chattel Paper (as defined in the UCC) and records of Accounts (as defined in the UCC) are maintained exclusively in the possession of such Florida Loan Party at, the address of such Florida Loan Party specified in Schedu . le 7 . 01 . Section 7.19. Compliance v ith Laws and Permits: Authorization . (a) Each U . S . Loan Party (i) is in material compliance with all Applicable Laws and Permits, including all applicable State Cannabis Laws and (ii) has all requisite governmental licenses, Permits, authorizations, consents and approvals to operate its business as currently conducted, except in such instances which could not reasonably be expected to have a Material Adverse Effect . No Loan Party

31 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 has received any written notice that is outstanding or unresolved to the effect that a U . S . Loan Party's operations at a Mortgaged Property are not in material compliance with any Environmental Law or Permit or are the subject of any investigation by any Governmental Authority evaluating whether any cleanup or other action is needed at a Mortgaged Property to respond to a Release or impose further controls on any existing discharge of Hazardous Materials to the environment . (b) No Loan Party nor, to the knowledge of the Loan Parties, any director or officer thereof, is an individual or entity that is, or is owned or controlled by any Person that is (i) currently the subject or target of any Sanctions, (ii) included on OFAC's List of Specially Designated Nationals or any similar list enforced by any other relevant sanctions authority or (iii) located, organized or resident in a country or territory subject to Sanctions (a "Designated Jurisdiction") . No Loan Party is engaged in any Restricted Cannabis Activities in the States of Florida or Michigan . (c) The Loan Parties have conducted their business in compliance with Anti - Corruption Laws, and have instituted and maintained policies and procedures designed to promote and achieve compliance with such laws . Section 7 . 20 . No Material Adverse Effect . Since the date of the Most Recent Financial Statements, (a) there has been no Material Adverse Effect, and (b) there has been no circumstance, event or occurrence, and no fact is known to the Loan Parties that could reasonably be expected to result in a Material Adverse Effect . Section 7 . 21 . Contractual or other Restrictions . Other than the Loan Documents, no Loan Party is a party to any agreement or arrangement or subject to any Applicable Law that limits its ability to pay dividends to, or otherwise make Investments in or other payments to any Loan Party, that limits its ability to grant Liens in favor of Lender or that otherwise limits its ability to perform the terms of the Loan Documents . Section 7 . 22 . Collective Bargaining Ae . reements . There are no collective bargaining or similar agreements between or applicable to any Loan Party and any union, labor organization or other bargaining agent in respect of the employees of any Loan Party . Section 7 . 23 . lnsurance . The material properties of the U . S . Loan Parties are insured as required by Section 8 . 03 . As of the Closing Date, all premiums with respect thereto that are due and payable have been duly paid and no Loan Party has received or has knowledge of any notice of violation or cancellation thereof and each Loan Paity has complied in all material respects with the requirements of such policy . Section 7 . 24 . Conduct of Business . The Florida Loan Parties do not engage in any business other than the Business pursuant to the Florida Cannabis License or the provision of services and products related to the Business, the organizational actions required to maintain their existence and the payment and performance of the Obligations . Section 7 . 25 . Deposit Accounts and ecu r ities Accounts . Set forth in Schedule 7 . 25 is a list as of the Closing Date of all of the deposit accounts and securities accounts of each Florida Loan Party, including, with respect to each bank or securities intermediary at which such accounts are maintained by such Loan Party, (a) the name and location of such Person and (b) the bank routing and account numbers of the deposit accounts or securities accounts maintained with such Person . Section 7 . 26 . Absence of any Undi c l osed Liabilitie . There are no material liabilities of the Florida Loan Parties of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could

32 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440O5F9C7DC1 reasonably be expected to result in any such liabilities, other than those liabilities (a) disclosed on the Most Recent Financial Statement, or (b) that would not, individually or in the aggregate, reasonably be expected to constitute a Material Adverse Effect . Section 7.27. Material Contracts and Regulatorv Matters. (a) Each Material Contract to which a Florida Loan Party is a party is in full force and effect and no defaults currently exist thereunder . (b) RWB Florida OpCo is the sole holder of the Florida Cannabis License . The Florida Cannabis License is in full force and effect in all material respects and has not been revoked, suspended, cancelled, rescinded, terminated, modified and has not expired . There are no pending or threatened actions by or before any Governmental Authority to revoke, suspend, cancel, rescind, terminate or materially adversely modify the Florida Cannabis License . Section 7 . 28 . Anti - Terrorism Laws . No Loan Party or any Subsidiary is in violation of any law relating to terrorism or money laundering (collectively, "Anti - Terrorism Laws"), including the Patriot Act and Executive Order No . 13224 on Terrorism Financing, effective September 24 , 200 I (the "Executive Order") . No Loan Party, Subsidiary thereof or agent acting or benefiting in any capacity in connection with the Loan is (a) a Person that is listed in the Annex to, or is otherwise subject to the provisions of, the Executive Order, (b) a Person owned or control led by, or acting for or on behalf of, any Person that is listed in the Annex to, or is otherwise subject to the provisions of, the Executive Order, (c) a Person with whom Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti - Terrorism Law, (d) a Person who commits, threatens or conspires to commit or supports "terrorism" as defined in the Executive Order, or (e) a Person that is named as a "specially designated national and blocked person" on the most current list published by the United States Treasury Department Office of Foreign Asset Control at its official website or any replacement website or other replacement official publication of such list . No Loan Party or Subsidiary or, to the Loan Parties' knowledge, other Lender acting or benefiting in any capacity in connection with the Loan (i) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Person described in the preceding sentence, (ii) deals in, or otherwise engages in any transaction relating to, any property or interests in any property blocked pursuant to the Executive Order, or (iii) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in the Anti - Terrorism Laws . Section 7 . 29 . Transactions with Affiliates . Except for lntercompany Indebtedness, there are no existing or proposed agreements, arrangements , understandings or transactions between any U . S . Loan Party and any of the officers, members, managers, directors, stockholders, parents, employees or Affiliates of any Loan Party or any members of their respective immediate families, involving payments from any U . S . Loan Party, other than for the payment of reasonable salaries or business expense reimbursements in the ordinary course of business . ARTICLE VIII. AFFIRMATIVE COVENANTS The Loan Parties hereby covenant and agree that on the Closing Date and thereafter, until the Loans, together with interest , Fees and all other Obligations incurred hereunder (other than Unasserted Contingent Obligations) are paid in full in accordance with the terms of this Agreement : Section 8 . 0 I . Financial Information . Reports . Notices and Information . The Loan Parties will furnish Lender copies of the following notices , financial statements, reports or information :

DocuSign Envelope ID: 5E5C7577-7972-4226-AAD4-440D5F9C7DC1

(a) Quarterly Financial Statements. As soon as available and in any event within 30 days after the end of each fiscal quarter, unaudited (i) balance sheets of each Loan Party as of the end of such fiscal quarter, (ii) a statement of cash flow of each Loan Party for such fiscal quarter, and (iii) statements of income of each Loan Party for such fiscal quarter.

(b) Compiled Financial Statements. As soon as available and in any event within 150 days after the end of each fiscal year, copies of the balance sheets of each Loan Party for such fiscal year and the related statements of income and the statement of cash flows of each Loan Party for such fiscal year, such statements audited and certified by an independent public accounting firm reasonably acceptable to Lender, together with a management discussion and analysis (with reasonable detail and specificity) of the results of operations for the fiscal periods reported.

(c) Compliance Certificates. Concurrently with the delivery of the financial information pursuant to Sections 8.01(a) and 8.01(b), a Compliance Certificate, executed by an Authorized Officer of Parent, certifying to the matters described therein.

(d) Bank Account Information. Concurrently with the delivery of the financial information pursuant to Sections 8.01(a) and 8.01(b), the Loan Parties will provide Lender with copies of screenshots or copies of redacted (in a manner reasonably satisfactory to Lender) account statements for all deposit accounts and securities accounts of the Loan Parties, other than Excluded Accounts, along with a certification from the Parent's chief financial officer as to the authenticity of the information set forth in such copies.

(e) Additional Information. With reasonable promptness upon request, (i) such other information regarding the condition, properties or operations (financial or otherwise), changes in ownership of Capital Stock, and business affairs of any Loan Party, or compliance with the terms of this Agreement, as Lender may reasonably request and (ii) information and documentation reasonably requested by Lender for purposes of compliance with applicable "know your customer" and anti-money laundering rules and regulations, including the Patriot Act.

(f) Cash Flow Forecast. [Intentionally omitted].

(g) Budget. [Intentionally omitted].

(h) Defaults; Litigation. As soon as possible and in any event within three (3) Business Days after an Authorized Officer of any Loan Party obtains knowledge thereof, notice from an Authorized Officer of Parent of (i) the occurrence of any event that constitutes a Default or an Event of Default, which notice shall specify the nature thereof, the period of existence thereof and what action the applicable Loan Parties propose to take with respect thereto, and (ii) the commencement of, or any material adverse development with respect to, any litigation, action, proceeding or labor controversy involving a Loan Party, and to the extent Lender requests, copies of all non-privileged documentation related thereto.

(i) Notices. The Loan Parties shall promptly (and in no event later than 15 days after an Authorized Officer of any Loan Party obtains knowledge thereof) provide Lender with the following:

(i) notice of any pending or threatened (in writing) litigation, action, proceeding or other controversy which purports to affect the legality, validity or enforceability of any Loan Document, or any Material Contract, which notice shall be signed by an Authorized Officer of Parent and shall specify the nature thereof, and what actions the applicable Loan Parties propose to take with respect thereto, together with copies of all relevant documentation;

33

34 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440O5F9C7DC1 (ii) notice of the commencement of, or any material development in, any litigation, investigation (formal or informal), document request or proceeding affecting any Loan Pa 1 ty in which (A) the amount of damages claimed is $ 250 , 000 or more (with respect to a U . S . Loan Party) or $ 2 , 000 , 000 or more (with respect to Parent), (B) injunctive or similar relief is or may be sought and which, if adversely determined, would reasonably be expected to have a Material Adverse Effect, (C) the relief sought is or may be an injunction or other stay of the performance of this Agreement or any other Loan Document or (D) any Governmental Authority is involved ; (iii) notice of any pending or threatened Enforcement Action, or any material development in any Enforcement Action . (iv) notice of any pending or threatened (in writing) labor dispute, strike, walkout, or union organizing activity with respect to any employees of a Loan Party ; (v) notice of (i) any default or breach by any Loan Party under any Material Contract to which a Florida Loan Party is a party, or (ii) any early termination ofany such Material Contract or the receipt by any Loan Party of any notice from the other party to any such Material Contract of such party's intent to terminate such Material Contract early ; (vi) notice of the discharge or withdrawal or resignation by the Loan Parties' independent accountants ; (vii) copies of all amendments or other modifications to a Loan Party's Organization Documents ; (viii) copies of all material written communications to and from applicable Governmental Authorities, including the Internal Revenue Service, the Environmental Protection Agency, and any Governmental Authority regulating cannabis, regarding notice of enforcement proceedings, complaints, and matters of similar potential import relating to a U . S . Loan Party ; (ix) copies of the results of any facility inspection or audit (relating to a Florida Loan Party or its properties) by any Governmental Authority to the extent such results are material and negative ; (x) a copy of any warning document, letter or notice from any Governmental Authority that would have a material and negative impact on the Florida Cannabis License or the ability of a Florida Loan Parties to conduct all or any material portion of its business ; (xi) notice of receipt of any deficiency, suspension, rejection, cancellation or non - renewal of the Florida Cannabis License ; (xii) copies of any material notices that any Loan Party receives or delivers in connection with any leased real property located in the State of Florida ; and (xiii) notice of any default under an agreement evidencing Indebtedness owed to or from a U . S . Loan Party . G) Bankruptcy, Etc . Immediately upon becoming aware thereof, notice (whether involuntary or voluntary) of the bankruptcy, insolvency, examinership, reorganization of any Loan Party or any Subsidiary of a U . S . Loan Party, or the appointment of any trustee, assignee, receiver or similar estate fiduciary in connection with or anticipation of any such occurrence, or the taking of any step by any

35 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 Person in furtherance of any such action or occurrence. (k) Corporate Information. Promptly upon, and in any event within I 5 days after, becoming aware of any material change to the name, structure, or existence of any Loan Party. Section 8 . 02 . Boo . ks . Records and Inspections . Each of the Loan Paiiies will maintain proper books of record and account, in which entries that are full, true and correct in all material respects, and are in conformity with GAAP (subject to nonnal year - end adjustments) consistently applied . Each of the Loan Paiiies will permit Lender and its representatives and independent contractors authorized by Lender to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom, to inspect the Collateral, and to discuss its affairs, finances and accounts with its chief executive officer, chief financial officer, chief operating officer, chief administrative officer, managers, directors or general counsel . Section 8 . 03 . Maintenance of Insurance . In addition to the insurance required by the Loan Documents with respect to the Collateral, the Loan Parties will, and will cause each of their respective Subsidiaries to, at all times maintain in full force and effect, with financially sound and reputable insurers, at the time the relevant coverage is placed or renewed, insurance in at least such amounts and against at least such risks (and with such risk retentions) as deemed reasonably necessary or advisable by the Loan Parties in their reasonable discretion (but, at a minimum, in such amounts and with such coverages, limits and deductibles as is customary in the Loan Parties' businesses) ; and will furnish to Lender upon written request information presented in reasonable detail as to the insurance so carried, including (i) endorsements to (A) all "All Risk" policies naming Lender, on behalf of the Lender and any other Secured Parties, as lender loss payee, and (B) all general liability and other liability policies naming Lender and any other Secured Parties, as additional insured, and (ii) legends providing that no cancellation, material reduction in amount or material change in insurance coverage thereof shall be effective until at least 30 days (IO days with respect to failure to pay premium) after written notice to Lender thereof . Additionally, if requested by Lender, such policies shall contain a clause that the interest of Lender shall not be impaired or invalidated by any act or neglect of any Loan Party or other owner of the Collateral nor by the occupation of the premises for purposes more hazardous than are permitted by said policy . If any Loan Party fails to provide and pay for insurance required hereunder, Lender may, at Loan Parties' expense, procure the same, but shall not be required to do so . Each Loan Party agrees to deliver to Lender, promptly as rendered, true copies of all reports made by any Loan Party in any reporting forms to insurance companies . Section 8 . 04 . Payment of Taxes . Each U . S . Loan Party shall timely pay and discharge all Taxes, assessments and governmental charges or levies imposed upon them or upon their income or profits, or upon any properties belonging to it, prior to the date on which such Tax, assessment or governmental charge is due, and all lawful claims that, if unpaid, could reasonably be expected to become a Lien (other than Permitted Temporary Liens) on Material Collateral ; pro ided that none of the Loan Parties or any of their respective Subsidiaries shall be required to pay any such Tax, assessment, charge, levy or claim that is being contested diligent in good faith and by proper proceedings that stays execution and as to which such Loan Party has maintained adequate reserves with respect thereto in accordance with GAAP . Section 8 . 05 . Maintenance of Existence : ompliance with Laws . Etc . Each Loan Party will (a) preserve and maintain in full force and effect its organizational existence, (b) preserve and maintain its good standing under the laws of its state or jurisdiction of incorporation, organization or formation, and each state or other jurisdiction where such Person is qualified, or is required to be so qualified, to do business as a foreign entity, except to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect, and (c) comply in all material respects with all Applicable Laws, rules, regulations and orders, including compliance with safety regulations applicable to any Loan Party .

36 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440O5F9C7DC1 Section 8.06. Environmental Compliance. (a) Each Loan Party will : (i) comply in all material respects with all Environmental Laws and Environmental Permits applicable to the Mortgaged Properties ; (ii) obtain and maintain in full force and effect all material Environmental Permits applicable to the Mortgaged Properties ; and (iii) conduct all response, investigation, remediation, cleanup or monitoring activity required at the Mortgaged Properties by any applicable Environmental Laws, and in accordance with, the requirements of any Governmental Authority having jurisdiction and applicable Environmental Laws, unless in the case of this clause (iii) such requirement is being contested in good faith and by proper proceedings and as to which such Loan Party has maintained adequate reserves with respect thereto in accordance with GAAP . (b) Each Loan Party will do or cause to be done all things required by Environmental Laws to prevent any Release of Hazardous Materials in, on, at, under, to or from any Mortgaged Property except in full compliance with applicable Environmental Laws or an Environmental Permit, and ensure that there shall be no Hazardous Materials in, on, at, under or from any Mortgaged Prope 1 ty except those that are present, used, stored, handled and managed in material compliance with applicable Environmental Laws . (c) Each Loan Party will undertake all actions, including response, investigation, remediation, cleanup or monitoring actions, necessary, at the sole cost and expense of the Loan Parties : (i) to address any Release of Hazardous Materials in, on, at, under, to or from any Mortgaged Property as required pursuant to Environmental Law or the requirements of any governmental or regulatory authority ; (ii) to address as may be required by Environmental Law any environmental conditions relating to any Mortgaged Property ; (iii) to keep all Mortgaged Properties free and clear of all Liens and other encumbrances pursuant to any Environmental Law ; and (iv) to promptly notify Lender in writing of : (I) any material Release or threatened Release of Hazardous Materials in, on, at, under, to, or from any Mortgaged Property, except those that are pursuant to and in compliance with the terms and conditions of an Environmental Permit, (2) any material non - compliance with, or violation of, any Environmental Law applicable to any Mortgaged Property, (3) any Lien pursuant to Environmental Law imposed on any Mortgaged Property, (4) any response, investigation, remediation, cleanup or monitoring activity at any Mortgaged Property required to be undertaken pursuant to Environmental Law, and (5) any notice or other communication received by any Loan Party from any Person relating to any material Environmental Claim or material liability or potential liability relating to a Mortgaged Property pursuant to any Environmental Law . . (d) If a Default caused by reason of a breach of Section 7 . 14 or this Section 8 . 06 shall have occurred and is not reasonably curable within 30 days or shall be continuing for more than 30 days without the Loan Parties commencing activities reasonably likely to cure such Default, the Loan Parties shall, at the written request of Lender, (i) provide to Lender within 30 days after such request, at the expense of the Loan Parties, an environmental assessment report regarding the matters which are the subject of such Default, including, where appropriate, any soil or groundwater sampling, prepared by a nationally recognized environmental consulting firm reasonably acceptable to Lender and in the form and substance reasonably acceptable to Lender and evaluating the presence or absence of Hazardous Materials and the estimated cost of any compliance or response action to address such Default and findings ; (ii) promptly undertake all actions required by applicable Environmental Law to address any non - compliance with or violation of Environmental Law ; (iii) promptly undertake all response actions required by Environmental Laws to address any recognized environmental conditions identified in the environmental assessment report to the reasonable satisfaction of Lender ; and (iv) permit Lender and its representatives to have access to all Mortgaged Properties which are the subject of such Default for the purpose of conducting such environmental audits and testing as is reasonably necessary, including subsurface sampling of soil and groundwater, the cost for which shall be payable by the Loan Parties .

37 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 Section 8 . 07 . Maintenance of Properties . Each Loan Party will maintain, preserve, protect and keep the Collateral in good working order and condition (ordinary wear and tear excepted and subject to Casualty Events and Dispositions permitted under this Agreement), and make necessary repairs, renewals and replacements thereto, and will maintain in good standing and renew as necessary all licenses, Permits (including the Florida Cannabis License) and other clearances necessary to use and occupy the Collateral, in each case so that the business carried on by such Person may be properly conducted at a 11 times, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect . Section 8.08. [Reserved] . Section 8.09. [Reserved] . Section 8 . 10 . Further Assurances . The Loan Parties will execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements, fixture filings, mortgages, deeds of trust and other documents), which may be required under any Applicable Law, or which Lender may reasonably request, in order to grant, preserve, protect and perfect the validity, enforceability, priority and non - avoidability of the security interests created or intended to be created by any Loan Document, all at the sole cost and expense of the Loan Parties . Notwithstanding anything herein to the contrary, if Lender detennines that the cost of creating or perfecting any Lien on any asset is excessive in relation to the practical benefits afforded to Lender thereby, then such property may be excluded from the Collateral for a 11 purposes of the Loan Documents . Section 8.11. [Reserved] . Section 8.12. Bank Accounts. (a) Subject to ection 8 . 16 . the Florida Loan Parties shall establish and deliver to Lender a Deposit Account Control Agreement with respect to each of their respective securities accounts, deposit accounts and investment property, each of which is set forth on chedule 7 . 25 , other than those accounts which are Excluded Accounts . The Florida Loan Parties shall not allow any of their Collections to be deposited to any accounts other than those listed on Schedule 7 . 25 which are subject to a Deposit Account Control Agreement (each, a "Controlled Account") ; provided that so long as no Event of Default has occurred and is continuing, the Florida Loan Parties may establish new deposit accounts, commodities accounts or securities accounts so long as, prior to or concurrently with the time such account is established : (i) the Loan Parties have delivered to Lender an amended Schedule 7 . 25 including such account and (ii) the Florida Loan Parties have delivered to Lender a Deposit Account Control Agreement, duly executed by the applicable Florida Loan Parties and applicable bank, securities intermediary or other financial institution, with respect to such account to the extent such account is not an Excluded Account . (b) Each Deposit Account Control Agreement sha11 provide, among other things, that (i) upon notice (a "Notice of Controf') from Lender, the bank, securities intermediary or other financial institution party thereto will comply with instructions of Lender directing the disposition of funds or other financial assets in the account without further consent by the applicable Loan Party ; provided that Lender agrees not to issue a Notice of Control unless an Event of Default has occurred and is then continuing, and (ii) the bank, securities intermediary or other financial institution party thereto has no rights of setoff or recoupment or any other claim against the account subject thereto, other than for payment of its service fees and other charges directly related to the administration of such account and for returned checks or other items of payment . In the event Lender issues a Notice of Control under any Deposit Account Control Agreement, all Collections or other amounts subject to such Deposit Account Control Agreement shall be transferred as directed by Lender and used to pay the Obligations in the manner set fo 1 th in ection 4 . 02 (d) .

38 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 (c) If, notwithstanding the provisions of this ection 8 . 12 , after the occurrence and during the continuance of an Event of Default, the Loan Paities receive or otherwise have dominion over or control of any Collections of the Florida Loan Parties or other amounts, the Loan Parties shall hold such Collections and amounts in trust for Lender and shall not commingle such Collections with any other funds of any Loan Party or other Person or deposit such Collections in any account other than Controlled Accounts . Section 8.13. [Reserved] . Section 8 . 14 . Regula t o 1 y Matters . The Loan Parties shall take any and all action necessary to ensure that the Florida Cannabis License remains in good standing and in full force and effect in all material respects . Section 8 . 15 . REIT . Each Loan Party shall, to the extent commercially reasonable, cooperate with Lender with respect to amending, supplementing or otherwise modifying any documents or instruments in connection with any actions or modifications not adverse to Borrower in any material respect necessary or advisable to maintain the status of Lender in its capacity as a "real estate investment trust" within the meaning of Section 856 of the Internal Revenue Code . Section 8 . 16 . Post - Closinl! Matter . The Loan Parties shall deliver the following to Lender (or to such other Persons as specified in this ection 8 . 16 ) , in form and substance satisfactory to Lender, all at the Loan Parties' cost and expense and duly executed by the Loan Parties (where applicable), (a) no later than 7 days after the Closing Date (or such later date to which Lender agrees in its discretion) : (i) all payments required under ection 5.01 (b) , to the extent not previously paid to Lender. (ii) previously delivered to Lender. all discharges of Liens required under ection - .Ol(c) . to the extent not (iii) evidence that all payments required under Section 5 . 0 I (d) have been made, to the extent not previously delivered to Lender . (iv) original executed and notarized versions of each Mortgage previously delivered to Lender, in a form acceptable for recording in each applicable jurisdiction . (b) no later than 15 days after the Closing Date (or such later date to which Lender agrees in its discretion): (i) all surveys (certified and updated, as necessary), affidavits (including GAP and use affidavits), zoning reports, environmental site assessments, evidences of insurance and such other instruments and documents that Lender or its chosen title insurance company (or their agents) may request in order to have issued to Lender an ALTA title insurance policy with respect to each Mortgage on each Mortgaged Property (at the Loan Parties' cost and expense, promptly paid when due), in such insured amounts as Lender may deem reasonable or necessary . (ii) to the extent requested by Lender in connection with the issuance of a title insurance policy, original executed and notarized amendments or restatements of any Mortgage on a Mortgaged Property .

39 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 (iii) a Deposit Account Control Agreement for each of the deposit accounts and securities accounts of the Florida Loan Parties listed on Schedule 7 . 25 (other than Excluded Accounts), to the extent not previously provided to Lender, duly executed by the applicable financial institution . (iv) all certificates, if any, representing any securities pledged under the Security Documents, accompanied by instruments of transfer and undated stock powers endorsed in blank, all of which shall comply with Applicable Laws, including stock certificates representing all Capital Stock issued by RWB Florida OpCo, reflecting the issuer's name as "Red White & Bloom Florida Inc . " (c) no later than 30 days after the Closing Date (or such later date to which Lender agrees in its discretion): (i) certificates of insurance naming Lender as an additional insured or lender loss payee, as applicable, in each case, as to the insurance required by Section 8 . 03 . (ii) original executed versions of all promissory notes evidencing Indebtedness in an aggregate amount exceeding $ 500 , 000 that is owed to any of the Florida Loan Parties, together with instruments of transfer with respect thereto endorsed in blank and, to the extent not already pledged to Lender pursuant to the Security Documents, such agreements as Lender may request in order to perfect a first - priority Lien thereon . (iii) any other item required under ection 5.0 I , to the extent not previously provided to Lender; Section 8 . 17 . SNDA . Within 45 days after written request from Lender at any time after the Closing Date (or such later date to which Lender agrees in its discretion), each Loan Party that leases a Mortgaged Real Property to another Person (including to another Loan Party) shall deliver to Lender a subordination, non - disturbance and attornment agreement with respect to such Mortgaged Real Property, in form and substance acceptable to Lender, duly executed by the landlord and tenant(s) . Section 8 . 18 . Assirmment of Leasehold lnterests . Within 45 days after written request from Lender at any time after the Closing Date (or such later date to which Lender agrees in its discretion), each Loan Party that presently or in the future leases Real Property from any Person in connection with the Business in the State of Florida (including from another Loan Party) shall (i) deliver to Lender a collateral assignment of such Loan Party's leasehold interest in such Real Property, in form and substance acceptable to Lender (a "Collateral Leasehold Assignment"), which grants to Lender the option (but not the obligation) to assume the applicable lease or leasehold interest as the tenant after the occurrence of an Event of Default, and (ii) use commercially reasonable efforts to solicit, encourage and cause the landlord of such Real Property to execute the Collateral Leasehold Assignment . Section 8 . 19 . Pavment of Material Liabilities . By no later than December 31 , 2022 , the Loan Parties shall pay in full all Indebtedness, Taxes, assessments, governmental charges, or any other obligations (including obligations to contractors, subcontractors, materialmen and suppliers) of the U . S . Loan Parties which, if unpaid, is, or could reasonably be expected to become or result in, a Lien upon any Material Collateral . In addition, upon any sale of the Detroit Property (and prior to the disbursement of any proceeds of such sale to or for the benefit of a Loan Party), the Loan Parties shall pay in full all Indebtedness, Taxes, assessments, governmental charges, or any other obligations (including obligations to contractors, subcontractors, materialmen and suppliers) which, if unpaid, is, or could reasonably be expected to become or result in, a Lien upon any asset of the Florida Loan Parties which constitutes Material Collateral .

40 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 ARTICLE IX. NEGATIVE COVENANTS The Loan Parties hereby covenant and agree that until the Loans, together with interest, Fees and all other Obligations incurred hereunder (other than Unasserted Contingent Obligations) are paid in full in accordance with the terms of this Agreement : Section 9 . 0 I . Limitation on Indebtedness . Each Loan Party will not directly or indirectly, create, incur, issue, assume, guarantee, suffer to exist or otherwise become directly or indirectly liable, contingently or otherwise with respect to any Indebtedness, except for : (a) Indebtedness to Lender and the other Secured Parties in respect of the Obligations; (b) Indebtedness of Parent which is not secured by a Lien on any Material Collateral and for which the U . S . Loan Parties do not have a Guarantee Obligation ; (c) Indebtedness of RWB Michigan PropCo which is not secured by a Lien on any Material Collateral and for which the Florida Loan Parties do not have a Guarantee Obligation ; (d) Indebtedness of Borrower (including the M&V Indebtedness) which is not secured by a Lien on any Material Collateral, and for which RWB Florida OpCo does not have a Guarantee Obligation, in an aggregate amount outstanding which does not exceed $ 40 , 000 , 000 at any time (inclusive of the M&V Indebtedness) or $ 20 , 000 , 000 at any time (exclusive of the M&V Indebtedness) ;. (e) Indebtedness of RWB Florida OpCo which is which is not secured by a Lien on any Material Collateral, and for which Borrower does not have a Guarantee Obligation, in an aggregate amount outstanding which does not exceed $ 5 , 000 , 000 at any time ; and (f) Indebtedness approved in advance, in writing, by Lender in its sole discretion; pro ided, however, in no event shall any Loan Party incur any Indebtedness (including Indebtedness otherwise permitted above) while any Default or Event of Default has occurred and is continuing or would result therefrom, or if the incurrence of such Indebtedness will result in any of the U . S . Loan Parties not being Solvent . Section 9 . 02 . Limitation on Liens . Each Loan Party will not, directly or indirectly, create, incur, assume or suffer to exist any Lien upon any Material Collateral, whether now owned or hereafter acquired, except for Permitted Temporary Liens (but only until December 31 , 2022 or any earlier date on which such Lien ceases to be a Permitted Temporary Lien in accordance with the definition of such term) and Permitted Liens . For avoidance of doubt, the existence of the Lien of M & V Investment One, LLC upon certain Capital Stock of Borrower pledged by Parent pursuant to that certain Collateral Assignment of Membership Interest dated on or about June 4 , 202 I does not violate this Section 9 . 02 . Section 9 . 03 . Consolidation, Merger, Etc . Each Loan Party will not liquidate or dissolve, and each U . S . Loan Party will not consolidate with, or merge into or with, any other Person . Section 9 . 04 . Permilled Dispositions . Each Loan Party will not make a Disposition, or enter into any agreement to make a Disposition, of any Material Collateral to any Person in one transaction or a series of related transactions unless such Disposition : (a) is in the ordinary course of its business and is of obsolete, surplus or worn out

41 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 personal property ; (b) is made as a consequence of any loss, damage, distribution or other casualty or any condemnation or taking of such assets by eminent domain proceedings . pro ided that the Net Cash Proceeds thereof are applied in accordance with Section 4 . 02 (a) ; (c) is a sale of the Detroit Property for at least $ 5 , 000 , 000 , so long as (x) no Event of Default exists at the time of such sale and (y) the Loan Parties timely perform their obligations under Section 8.19 in connection with such sale; (d) is a sale of Inventory (as defined in the UCC) in the ordinary course of business; (e) is a sale or disposition of equipment to the extent that such equipment is exchanged for credit against the purchase price of similar replacement equipment, or the proceeds of such Dispositions are reasonably promptly applied to the purchase price of similar replacement equipment, all in the ordinary course of business ; or (f) is an abandonment, failure to renew, or other disposition in the ordinary course of business of any intellectual property that is not material to the conduct of the business of any Loan Party ; Notwithstanding anything to the contrary set forth in this ectlon 9 . 04 , in no event shall any Loan Party sell, transfer, assign or otherwise dispose of (other than in connection with the grant of a Lien in favor of Lender pursuant to the Loan Documents) any lntercompany Indebtedness, the Florida Cannabis License, any of its rights under or in respect of any accounts receivable of the Florida Loan Parties, Collections of the Florida Loan Parties, or proceeds arising thereunder or with respect thereto . Section 9 . 05 . Investments . Each U . S . Loan Party will not purchase, make, incur, assume or permit to exist any Investment in any other Person, including the formation, creation or acquisition of any Subsidiary, except : (a) Investments in cash and Cash Equivalents; (b) Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business ; (c) Investments by way of contributions to capital or purchases of Capital Stock by any U . S . Loan Party in any of its Subsidiaries that are Loan Parties ; provided that such Investment is in compliance with ection 9 . 01 in the event such Investment constitutes Indebtedness of the party making such Investment ; (d) Investments constituting (i) accounts receivable arising, (ii) trade debt granted, or (iii) deposits made in connection with the purchase price of goods or services, in each case in the ordinary course of business; (e) any agreement by any U . S . Loan Party to accept a deferred portion of the sales price in connection with any Disposition permitted under ection 9 . 04 ; (f) Permitted Acquisitions; (g) Intercompany Indebtedness permitted pursuant to Section 9 . 01 , so long as the

42 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 applicable Persons have subordinated such Indebtedness to Lender in a manner acceptable to Lender ; (h) the maintenance of deposit accounts in the ordinary course of business so long as the applicable provisions of Section 8 . 12 have been complied with in respect of such deposit accounts ; (i) loans and advances by a U . S . Loan Party to its own officers, directors and employees for reasonable and customary business related travel expenses, entertainment expenses, moving expenses and similar expenses, in each case incurred in the ordinary course of business, in an aggregate outstanding principal amount at any time not to exceed $ 50 , 000 ; and G) deposits, prepayments and other credits to suppliers and deposits in connection with lease obligations, taxes, insurance and similar items, in each case made in the ordinary course of business and securing Contractual Obligations ofa U . S . Loan Party, in each case to the extent constituting a Permitted Lien ; pro ided that no Investment otherwise permitted above shall be permitted to be made if, at the time of making any such Investment, any Default or Event of Default has occurred and is continuing or would result therefrom . Section 9 . 06 . ERISA . No Loan Party will (i) fail to meet the minimum funding requirements of ERISA, permit a Reportable Event or Prohibited Transaction, as each term is defined in ERISA, to occur or (ii) withdraw or permit any Subsidiary to withdraw from participation in, permit partial or complete termination of, or permit the occurrence of any other event with respect to, any present pension, profit sharing and deferred compensation plan which could reasonably be expected to result in any liability of a Loan Party or any of its Subsidiaries, including any liability to the Pension Benefit Guaranty Corporation or its successors or any other governmental agency . Section 9.07. Restricted Pavments. Each U.S. Loan Party will not, and will not permit any of its Subsidiaries, to make any Restricted Payment, or make any deposit for any Restricted Payment, other than: (a) cash distributions by a Loan Party to its shareholders or members pursuant to its Organization Documents ; and (b) regularly scheduled payments of principal and interest on any Indebtedness permitted under this Agreement, other than lntercompany Indebtedness ; and (c) other Restricted Payments approved in writing by Lender in its sole discretion; pro ided that no Restricted Payment otherwise permitted above shall be permitted to be made if, at the time of making any such Restricted Payment, any Default or Event of Default has occurred and is continuing or would result therefrom . Section 9.08. Pa ments and Modification of erta i n Ae:reernents. Each U.S. Loan Party will not: (a) Make any payment on account of (i) Indebtedness that has been contractually subordinated in right of payment to the Obligations if such payment is not permitted at such time under the subordination terms and conditions applicable thereto or (ii) any other Restricted Debt if any Default or Event of Default has occurred and is continuing or would result therefrom . (b) Consent to any amendment, supplement, waiver or other modification of, or enter into any forbearance from exercising any rights with respect to the terms or provisions contained in (i) any

43 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 Organization Documents, in each case, other than any amendment, supplement, waiver, tennination, modification or forbearance (A) that is not materially adverse to the Secured Parties and (B) notice of which was received by Lender at least 5 Business Days (or such shorter period as Lender may permit in its discretion) prior to its effectiveness, (ii) any document, agreement or instrument evidencing or governing any Indebtedness that has been subordinated to the Obligations in right of payment or any Liens that have been subordinated in priority to the Liens of Lender unless such amendment, supplement, waiver or other modification is permitted under the terms of the subordination agreement applicable thereto, or (iii) any Material Contract, in each case, other than any amendment, supplement, waiver or modification (A) that is not materially adverse to the Secured Parties and (B) notice of which was received by Lender at least 5 Business Days (or such shorter period as Lender may permit in its discretion) prior to its effectiveness . Section 9.09. [Reserved] . Section 9 . 10 . Transactions with Affiliates . Each U . S . Loan Party will not to enter into or cause or permit to exist any arrangement, transaction or contract (including for the purchase, lease or exchange of property or the rendering of services) with any Affiliate (other than arrangements, transactions or contracts solely among the Loan Parties) except (a) on fair and reasonable terms no less favorable to such Loan Party or such Subsidiary than it could obtain in an arm's - length transaction with a Person that is not an Affiliate, (b) any transaction expressly permitted under this A 1 ticle IX, (c) the payment of reasonable and customary compensation for other officers and employees of the U . S . Loan Party in the ordinary course of business, and (d) provision ofreasonable and customary indemnification arrangements and benefit plans for officers and employees of the U . S . Loan Party . Section 9 . 11 . Restrictive A!!reements . E t c . Each Loan Party will not enter into any agreement (other than a Loan Document) prohibiting : (a) the creation or assumption of any Lien upon a U . S . Loan Party's properties, revenues or assets, whether now owned or hereafter acquired ; (b) the ability of such Person to amend or otherwise modify any Loan Document or waive, consent to or otherwise deviate from any provision under any Loan Document ; or (c) the ability of such Person to make any payments, directly or indirectly, to Borrower, including by way of dividends, advances, repayments of loans, reimbursements of management and other intercompany charges, expenses and accruals or other returns on investments . The foregoing prohibitions shall not apply to customary restrictions of the type described in clause (a) above (which do not prohibit the Loan Parties from complying with or performing the terms of this Agreement and the other Loan Documents) which are contained in any agreement, (i) for the creation or assumption of any Lien on the sublet or assignment of any leasehold interest of any Loan Party entered into in the ordinary course of business, (ii) for the assignment of any contract or licensed intellectual property entered into by any Loan Party in the ordinary course of business or (iii) for the transfer of any asset pending the close of the sale of such asset pursuant to a Disposition permitted under this Agreement . Section 9 .12. [Reserved] . Section 9.13. Changes in Business and Fiscal Year . (a) Each Loan Party will not modify or change its method of accounting, other than (i) as may be required to conform to GAAP or (ii) to the extent consented to by Lender.

44 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440O5F9C7DC1 (b) No Loan Party or any of its Subsidiaries shall (i) engage in the Business in a Core State except through the Florida Loan Parties or (ii) acquire or obtain any direct or indirect economic interest in any Person that engages in the Business in the Core State, other than (if otherwise permitted in this Agreement) the acquisition of equity or debt securities of any other Person that engages in the Business in an aggregate amount of not more than 1 . 00 % of the issued outstanding equity of such Person . For purposes of this section only, the use of the tenn " Affiliate" shall exclude those Entities that solely meet the Affiliate definition by being under common control with another Person . Section 9.14. Financial Covenants. (a) Liquidity . The Liquidity of the Florida Loan Parties, in the aggregate, shall not be less than $ 500 , 000 at any time, tested on the last Business Day of each fiscal quarter until Maturity, commencing with the fiscal quarter ending December 31 , 2022 . Section 9 . 15 . imitation on I suance of Stock . Each U . S . Loan Party shall not issue or sell, or enter into any agreement or arrangement for the issuance or sale of, any of its Capital Stock unless such issuance or sale (i) is upon fair and reasonable terms, (ii) does not result in a Change of Control, and (iii) otherwise complies with this Agreement and the other Loan Documents ; provided, how ever , RWB Florida OpCo shall not issue or sell, or enter into any agreement or arrangement for the issuance or sale of, any of its Capital Stock without the prior written consent of Lender in its sole discretion . ARTICLE X. EVENTS OF DEFAULT Section 10 . 01 . Listing of Events of Default . Each of the following events or occurrences described in this Section I 0 . 01 shall constitute an "Event of Default" : (a) on - Payment of Obli 2 . ations . (i) Borrower shall default in the payment of any principal of any Loan when such amount is due, any interest on any Loan or (ii) any Loan Party shall default in the payment of any other monetary Obligation and, in each case, such default shall continue unremedied for a period of five days after the any Loan Party receives notice or otherwise obtains actual knowledge of the occurrence thereof . (b) Breach of Representations or Warranties . Any representation or warranty by any Loan Party made or deemed to be made in any Loan Document (including any certificates delivered pursuant to this Agreement), is or shall be incorrect in any material respect when made or deemed to have been made . (c) on - Performance of Certain Covenants and Obligations . Any Loan Party shall default in the due performance or observance in any material respect of any of its obligations under Section 8 . 16 or 8 . 19 or Article IX , and such default shall continue unremedied for a period of 15 days after such Loan Party receives notice or otherwise obtains actual knowledge of the occurrence thereof . (d) [Reserved] . (e) on - Performance of Other Covenants and Obligations . Any Loan Party shall default in the due perfonnance or observance of any of its obligations in any material respect contained in any Loan Document executed by it (other than as specified in ections 10 . 0 l(a), 10 . 0 l(b) , and 10 . 0 l(c)) . and, in each of the foregoing instances, such default shall continue unremedied for a period of 20 days after such Loan Party receives notice or otherwise obtains actual knowledge of the occurrence thereof, provided that if the default is one that cannot be cured within the initial 20 - day cure period (even with the exercise

45 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 of commercially reasonable efforts and diligence), Loan Parties shall be afforded a reasonable amount of time not to exceed 60 days within which to cure such circumstance, so long as the Loan Parties take reasonable steps within the initial 20 - day cure period to cure such default and diligently pursue such cure to completion . (f) Default on Other Indebtedness . (i) a default shall occur in the payment of any amount when due (subject to any applicable grace, notice or cure period), whether by acceleration or otherwise, of any principal or stated amount of, or interest or fees on, any Indebtedness (other than the Obligations) of any U . S . Loan Party having a principal or stated amount, individually or in the aggregate, in excess of $ 100 , 000 , or a default shall occur in the performance or observance of any obligation or condition with respect to any such Indebtedness if the effect of such default is to accelerate the maturity of such Indebtedness or to permit the holder or holders of such Indebtedness, or any trustee or agent for such holders, to cause or declare such Indebtedness to become immediately due and payable, if, in each case, such default is not waived by the applicable Person within 30 days of such default, or (ii) any Indebtedness of any U . S . Loan Party having a principal or stated amount, individually or in the aggregate, in excess of $ 100 , 000 shall otherwise be required to be prepaid, redeemed, purchased or defeased, or require an offer to purchase or defease such Indebtedness to be made, prior to its expressed maturity), unless such amount is contested in good faith or paid off by the Loan Parties within 30 days . (g) Judgments . Any Judgment, in an amount (exclusive of any amounts covered by insurance (less any applicable deductible) and as to which the insurer has acknowledged its responsibility to cover such Judgment), individually or in the aggregate, in excess of $ 300 , 000 , shall be rendered or executed on against any U . S . Loan Party and such Judgment shall not have been vacated, discharged, stayed or bonded pending appeal, or otherwise paid off within 60 days after the entry thereof or enforcement proceedings shall have been commenced by any creditor upon such Judgment . (h) Bankruptcy. Insolvency. Etc . Any Loan Party shall: (i) fail to pay, or admit in writing its inability to pay, the Obligations as they become due ; (ii) apply for, consent to, or acquiesce in the appointment of a trustee, receiver, sequestrator, examiner or other custodian for any substantial part of the assets or other property of any such Person, or make a general assignment for the benefit of creditors ; (iii) in the absence of such application, consent or acquiesce to or permit or suffer to exist, the appointment of a trustee, interim receiver, receiver, receiver and manager, administrative receiver, custodian, liquidator, provisional liquidator, administrator, sequestrator or other like official for a substantial part of the property of any thereof, and such trustee, interim receiver, receiver, receiver and manager, administrative receiver, custodian, liquidator, provisional liquidator, administrator, sequestrator or other like official shall not be discharged within 75 days ; provided that each Loan Party hereby expressly authorizes each Secured Party to appear in any court conducting any relevant proceeding during such 75 - day period to preserve, protect and defend their rights under the Loan Documents ; (iv) permit or suffer to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law or other Insolvency Legislation or any dissolution, examinership, winding up or liquidation proceeding, in respect thereof, and, if any such case or proceeding is not commenced by such Person, such case or proceeding shall be consented to or acquiesced in by such Person, or shall result in the entry of an order for relief or shall remain for 75 days undismissed ; provided that each Loan Party hereby expressly authorizes each Secured Party to appear in any court conducting any such case or proceeding during such 75 - day

46 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 period to preserve, protect and defend their rights under the Loan Documents; or (v) take any action authorizing, or in furtherance of, any of the foregoing. (i) Impairment of Security . Etc . Any Loan Document or any Lien granted thereunder shall (except in accordance with its terms), in whole or in part, terminate, cease to be effective or cease to be the legally valid, binding and enforceable obligation of any Loan Party with respect to Collateral in an aggregate amount in excess of $ 100 , 000 , or any Loan Party or any other Person shall, directly or indirectly, contest or limit in any manner such effectiveness, validity, binding nature or enforceability . Except as permitted under any Loan Document, any Lien (subject only to Permitted Liens and Permitted Temporary Liens) securing any Obligation shall, in whole or in part, cease to be a perfected first - priority Lien with respect to Collateral with a value in an aggregate amount in excess of $ 100 , 000 (other than as a result of voluntary and intentional discharge of the Lien by Lender) . G) Change of Control . Any Change of Control shall occur . (k) Restraint of Operations : Loss of Assets . If any Loan Party is enjoined, restrained, or in any way prevented by court order or other Governmental Authority from continuing to conduct all or any material part of its business affairs or if any material portion of any Loan Party's assets is attached, seized, subjected to a writ or distress warrant, or is levied upon, or comes into the possession of any third Person and the same is not discharged before the earlier of 60 days after the date it first arises or five days prior to the date on which such property or asset is subject to forfeiture by such Loan Party . (I) Enforceme n t Action . If any Enforcement Action is taken or commenced by any Person and such Enforcement Action is not resolved to the satisfaction of Lender, in its sole discretion, by no later than (i) 45 days after such Enforcement Action is taken, or (ii) such legal proceeding is not dismissed within 90 days after the commencement of such proceeding . (m) Florida Cannabis License . If the Florida Cannabis License ceases to be valid, subsisting and in good standing, or if the Florida Cannabis License is withdrawn, cancelled, suspended (for more than 30 days) or adversely impaired (for more than 30 days) in a manner that would reasonably be expected to result in a Material Adverse Effect . (n) Other Proceedings . Any Loan Party (i) shall have been found guilty of an act of fraud with respect to any Collateral, or (ii) shall have become subject to any adverse, final, non - appealable judgment in any civil or criminal prosecution, enforcement, asset forfeiture or any other civil or criminal enforcement action or proceeding brought by any state or local Governmental Authority with respect to any alleged breach of State Cannabis Law or any local cannabis law ; and, with respect to any of the foregoing circumstances described in this clause (ii), if any of the foregoing can be corrected in the opinion of such Governmental Authority, such Person fails to take all corrective action required to satisfy, reinstate or otherwise address any alleged issues within the corrective action period, if any . (o) Change in Canriabis Law : Resn·icted Cannabis Activity . If a Change in • Cannabis Law shall occur, or any Loan Party shall engage in any Restricted Cannabis Activity in a manner that would reasonably be expected to result in a Material Adverse Effect . Section 10 . 02 . Remedies Upon E ent of Default . If any Event of Default under S ction I 0 . 01 (h) shall occur for any reason, whether voluntary or involuntary, al l of the outstanding principal amount of the Loans and other Obligations shall automatically be due and payable , in each case, without presentment , demand, protest or further notice of any kind , al l of which are hereby expressly waived by each Loan Party . If any Event of Default (other than any Event of Default under ection I 0 . 0 I (h)) shall

47 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 occur for any reason, whether voluntary or involuntary, and be continuing, Lender may declare all or any portion of the outstanding principal amount of the Loans and other Obligations to be due and payable, whereupon the full unpaid amount of such Loans and other Obligations that shall be so declared due and payable shall be and become immediately due and payable, in each case, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by each Loan Party . The Lender shall have all other rights and remedies available at law or in equity or pursuant to any Loan Documents . ARTICLE XI. [RESERVED). ARTICLE XII. MISCELLANEOUS Section 12 . 01 . Amendments and Waivers . Neither this Agreement nor any other Loan Document, nor any terms hereof or Lhereof, may be amemk< . l, suppkrnenle< . l, rnoJifieJ or waived excepl wilh lhe prior written consent of Lender ; and no amendment, modification or supplement of this Agreement or any other Loan Document shall be effective without the prior written consent of the applicable Loan Party(ies) unless otherwise expressly provided in this Agreement or such other Loan Document . Section 12.02. Notices and Other Communications . (a) General . Unless otherwise expressly provided herein, all notices and other communications provided for hereunder or under any other Loan Document shall be in writing . All such written notices shall be hand delivered, sent via nationally recognized overnight courier (e . g . , Federal Express), or send via electronic mail, as follows : (i) if to the Loan Parties, to the mailing address or electronic mail address specified for such Person on Schedule 12 . 02 . or to such other mailing address or electronic mail address as shall be designated by such party in a notice given in accordance with this Section 12 . 02 to the other parties ; and (ii) ifto Lender, to the following mailing address or electronic mail address : Viridescent Realty Trust, Inc . 1 0242 Greenhouse Rd . Bldg . 1201 Cypress, TX 77433 Attn : Steven Miller Email : [redacted] or to such other mailing address or electronic mail address as shall be designated by Lender in a notice given to Parent in accordance with this Section 1 2 . 0 2 . All such notices and other communications shall be deemed to be given or made upon the earlier to occur of (i) actual receipt by the relevant party hereto and (ii) (A) if delivered by hand or by overnight courier, when received by or on behalf of the relevant party hereto ; and (8) if delivered by electronic mail, when delivered if prior to 5 : 00 p . m . on a Business Day, and if delivered on any day that is not a Business Day or after 5 : 00 p . m . on a Business Day, on the next following Business Day .

48 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 (b) Reliance by Lender . Lender shall be entitled to rely and act upon any notices purportedly given by or on behalf of any Loan Party even if such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein . To the extent pennitted by Applicable Law, all telephonic communications with Lender may be recorded by Lender, and each of the parties hereto hereby consents to such recording . Section 12 . 03 . No aiver : Cumulative Remedies . No failure to exercise and no delay in exercising, on the part of Lender, any right, remedy, power or privilege hereunder or under the other Loan Documents shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege . The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law . Section 12 . 04 . Survival of Representations and Warranties . All representations and warranties made hereunder and in the other Loan Documents shall survive the execution and delivery of this Agreement, the other Loan Documents and the making of the Loans hereunder . Section 12 . 05 . Payment of Expense - sand Trues : Indemnification . Borrower agrees (a) to pay or reimburse Lender for all its costs and expenses reasonably incurred (including the reasonable fees, charges and disbursements of counsel) in connection with the exercise, enforcement or preservation of any rights under this Agreement, the other Loan Documents and any such other documents, or in connection with the Loans made hereunder, including all such costs and expenses incurred during any workout, restructuring or negotiations in respect of such Loan (except that Borrower shall not be liable for the payment or reimbursement of Lender's attorneys' fees and costs incurred in a lawsuit in which such Borrower is the prevailing party and Lender is the losing party), (b) to pay, indemnify, and hold harmless Lender from any and all Other Taxes, if any, that may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Agreement, the other Loan Documents and any such other documents, and (c) to pay, indemnify and hold harmless Lender and its Related Parties from and against any and all other liabilities, obligations, losses, damages, fines, fees, penalties, actions, judgments, suits, and reasonable costs, expenses or disbursements of any kind or nature whatsoever, including reasonable fees, disbursements and other charges of counsel, with respect to the negotiation, execution, delivery, enforcement, performance and administration of this Agreement, the other Loan Documents and any such other documents, including any of the foregoing relating to a breach by any Loan Party of any representation or wan - anty or covenant in any Loan Document or the violation of, noncompliance with or liability under, any Environmental Law or any actual or alleged presence of Hazardous Materials applicable to the operations of each Loan Party, any of their respective Subsidiaries or any of their Real Property (all the foregoing in this clause (c), collectively, the "Indemnified Liabilities") ; provided that the Loan Parties shall not have any obligation hereunder to Lender or any of its Related Pai 1 ies with respect to Indemnified Liabilities arising from the gross negligence or willful misconduct of the party to be indemnified as determined by a final and non - appealable decision of a court of competent jurisdiction . The agreements in this ection 12 . 05 shall survive repayment of the Loan and all other amounts payable hereunder and termination of this Agreement . To the fullest extent permitted by Applicable Law, no Loan Party shall assert, and each Loan Party hereby waives, any claim against Lender and its Related Parties, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, the Loan or the use of the proceeds thereof . None of Lender or its Related Parties shall be liable for any damages arising from the use by unintended recipients of any infonnation or other materials distributed by it through telecommunications, electronic or other information transmission

49 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby, except to the extent any such damages arose from the gross negligence or willful misconduct of Lender or such Related Person as determined by a final and non - appealable decision of a court of competent jurisdiction . Section 12 . 06 . Successors and Ass i ans . The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby ; provided, however, no Loan Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of Lender (and any attempted assignment or transfer by any Loan Party without such consent shall be null and void) . Lender may sell, assign, transfer, negotiate or grant participations in all or any part of, or any interest in, or any right or remedy under, the Obligations and the Loan Documents (a "Loan Sale") without the consent of the Borrower ; provided, however, if Lender proposes to consummate in a Loan Sale which (i) is not part of a sale of all or substantially all of the outstanding loans held by Lender and (ii) if consummated, would result in Lender being the holder of less than 50 . 00 % of the outstanding principal balance of the Loans hereunder, then Lender shall provide at least fifteen (I 5 ) Business Days' prior written notice (a "Loan Sale Notice") of such proposed Loan Sale to Borrower, and the Loan Parties shall have a right of first refusal to repurchase the Obligations and as applicable, the Loan Documents (the "ROFR"), on the same terms as the proposed Loan Sale to the third parties (the "Applicable Terms") . The Loan Parties shall have fifteen (I 5 ) Business Days from receipt of a Loan Sale Notice to exercise the ROFR by providing written notice of exercise to Lender during such period . lfno Loan Party exercises its ROFR within such fifteen (15) Business Day period, or ifthe Loan Parties timely exercise the ROFR but fail to perform or comply with the Applicable Terms in any material way, the Loan Parties shall automatically forfeit the ROFR and Lender may consummate the proposed Loan Sale as contemplated to the third parties . Section 12 . 07 . Pledge of Loan . The Loan Parties hereby acknowledge that the Lender and its Affiliates may pledge the Loan as collateral security for loans to Lender or its Affiliates . The Loan Parties shall, to the extent commercially reasonable, cooperate with the Lender and its Affiliates to effect such pledges at the sole cost and expense of Lender . Notwithstanding the foregoing, no pledge shall release the Lender from any of its obligations hereunder . Section 12 . 08 . Set - off . After the occurrence and during the continuance of an Event of Default, in addition to any rights and remedies of Lender provided by law, Lender shall have the right, without prior notice to Borrower or any other Loan Party, any such notice being expressly waived by the Loan Parties to the extent permitted by Applicable Law, upon any amount becoming due and payable by any Loan Party hereunder (whether at the stated maturity, by acceleration or otherwise) to set - off and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final, but excluding the Excluded Accounts), and any other credits, indebtedness or claims, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by Lender to or for the credit or the account of any Loan Party, as the case may be . Lender agrees promptly to notify Parent after any such set - off and application made by Lender ; provided that the failure to give such notice shall not affect the validity of such set - off and application . Section 12.09. Counterparts. (a) This Agreement and each other Loan Document may be executed in any number of counterpart signature pages, and hy the different parties on different counterparts, each of which when executed shall be deemed an original but all such counterparts taken together shall constitute one and the same instrument . This Agreement will be deemed executed by the parties hereto when each has signed it and delivered its executed signature page to Lender by electronic transmission or physical delivery . Delivery of an executed counterpart of a signature page of this Agreement by facsimile or in electronic

50 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440O5F9C7DC1 format shall be effective as delivery of a manually executed counterpart of this Agreement. (b) The words "execution," "signed," "signature," and words of like import in any Loan Document shall be deemed to include electronic signatures (e . g . , www . docusign . com) or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper - based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York Electronic Signatures and Records Act, and any other similar state laws based on the Uniform Electronic Transactions Act . (c) Although this Agreement, each other Loan Document, and each certificate delivered under the Loan Documents shall be valid and effective if executed electronically, each Loan Party agrees, at any time hereafter, to deliver to Lender a manually executed copy of this Agreement, each other Loan Document, and each certificate delivered under the Loan Documents within five days of Lender's written demand therefor . Section 12 . 10 . everabi lity . Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction . Section 12 . 11 . Integration . This Agreement and the other Loan Documents represent the entire agreement of the Loan Parties and Lender with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by any party hereto or thereto relative to the subject matter hereof not expressly set forth or referred to herein or in the other Loan Documents . Without limiting the generality of the foregoing, this Agreement and the other Loan Documents supersedes all prior term sheets and letters of intent with respect to the Loans . Section 12 . 12 . GOVERNING LAW . THIS AGREEMENT, THE OTHER LOAN DOCUMENTS (UNLESS EXPRESSLY PROVIDED OTHERWISE THEREIN) AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO CONFLICTS OF LAW PROVISIONS WHICH WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION . Section 12 . 13 . SUBMISSION TO JURISDICTION : WAIVERS . EACH LOAN PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY : (a) SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NON - EXCLUSIVE JURISDICTION OF ANY STATE COURT SITTING IN THE STATE OF NEW YORK, IN THE COUNTY OF NEW YORK, AND THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE LOAN PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE EXTENT PERMITTED BY APPLICABLE LAWS, IN SUCH FEDERAL COURT . EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED JN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER

51 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 MANNER PROVIDED BY APPLICABLE LAWS . NOTHING IN THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR OTHERWISE SHALL AFFECT ANY RIGHT THAT LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST ANY LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION IN CONNECTION WITH THE EXERCISE OF ANY RIGHTS UNDER ANY SECURITY DOCUMENT OR THE ENFORCEMENT OF ANY JUDGMENT . (b) AGREES NOT TO PLEAD OR CLAIM AND WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN ECTION 12 . 13 (A) . EACH LOAN PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN IMPROPER OR INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT ; (c) AGREES THAT SERVICE OF PROCESS IN ANY SUCH ACTION OR PROCEEDING MAY BE EFFECTED BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE PREPAID, TO THE APPLICABLE LOAN PARTY AT ITS ADDRESS SET FORTH IN SCHEDULE 12 . 02 OR AT SUCH OTHER ADDRESS OF WHICH LENDER SHALL HA VE BEEN NOTIFIED PURSUANT TO SECTION 12 . 02 . NOTHING IN THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT WILL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW ; (d) WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BYLAW, ALL RIGHTS OF RESCISSION AND SETOFF IN CONNECTION WITH THE REPAYMENT OF THE OBLIGATIONS ; AND (e) WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BYLAW, ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY LEGAL ACTION OR PROCEEDING REFERRED TO IN THIS SECTION 12 . 13 ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES . ADDITIONALLY, LENDER HEREBY WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT IT MAY HA VE TO CLAIM OR RECOVER IN ANY LEGAL ACTION OR PROCEEDING REFERRED TO IN THIS SECTIO t 12.13 ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES. Section 12.14. Acknowledgments . Each Loan Party hereby acknowledges that: (a) it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Loan Documents ; (b) Lender does not have any fiduciary relationship with or duty to the Loan Parties arising out of or in connection with this Agreement or any of the other Loan Documents, and the relationship between Lender, on one hand, and the Loan Parties, on the other hand, in connection herewith or therewith is solely that of creditor and debtor ; and (c) no joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby among the Loan Parties and Lender .

52 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 Section 12 . 15 . WAIVERS OF JURY TRIAL . THE LOAN PARTIES AND LENDER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN . Section 12 . 16 . Confidentiality . Lender shall hold all non - public infonnation relating to any Loan Party or any Subsidiary of any Loan Party obtained pursuant to the requirements of this Agreement ("Confidential Information") confidential in accordance with its customary procedure for handling confidential information of this nature and (in the case of a Lender that is a bank) in accordance with safe and sound banking practices (it being understood that each Person that becomes a party to this Agreement as a "Lender" after the Closing Date will be informed of the confidential nature of such infonnation and bound by this Section 12 . 16 ) ; provided that Confidential Information may be disclosed by Lender : (a) as required or requested by any govermnental or regulatory agency or representative thereof ; (b) if and to the extent required pursuant to legal or regulatory process; (c) as reasonably required in connection with the enforcement of any rights or exercise of any remedies by Lender under this Agreement or any other Loan Document or any action or proceeding arising out of or relating to this Agreement or any other Loan Document ; (d) to Lender's attorneys, professional advisors, accountants, independent auditors, clients, service providers or Affiliates : provided that such recipient is bound by an obligation not to disclose such Confidential Information, (e) in connection with: (i) the establishment of any special purpose funding vehicle with respect to the Loan, (ii) any pledge permitted under ection 12.07 ; (iii) any prospective assignment of, or participation in, its rights and obligations pursuant to Section 12 . 06 , to prospective assignees or participants, as the case may be (it being understood that each such Persons will be informed of the confidential nature of such information and instructed to keep such information confidential on the same terms as this ection 12 . 16 ) : or (iv) any actual or proposed credit facility for loans, letters of credit or other extensions of credit to or for the account of Lender or any of its Affiliates, to any Person providing or proposing to provide such loan, letter of credit or other extension of credit or any agent, trustee or representative of such Person (it being understood that each such Persons will be informed of the confidential nature of such infonnation and instructed to keep such information confidential on the same terms as this ection 12 . I 6 ) ; (f) to any rating agency; (g) with the consent of Parent; or (h) to the extent required, or to the extent counsel Lender reasonably determines is required to be disclosed in connection with any public filing by Lender;

53 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 Notwithstanding the foregoing, Lender and its Affiliates shall have the right to publicize on their websites, for general marketing and related promotional purposes, its relationship to the Loan Parties and the fact that Lender has extended the Loans to the Loan Parties (the "Promotional Rights"), and, in connection therewith, each Loan Party hereby grants to Lender and its Affiliates a royalty free, non exclusive limited license to use such Loan Party's name and logos, now existing or hereafter acquired, for that purpose ; provided, neither Lender or any of its Affiliates shall publicize to the media any confidential information in respect of the Borrower without the express written prior consent of Borrower . Notwithstanding the foregoing, Lender shall not have any obligation to keep information confidential if such information : (i) is or becomes public from a source other than Lender, or one of Lender's Affiliates, consultants or legal or financial advisors in breach of this Agreement, (ii) is, was or becomes known on a non - confidential basis to or discovered by an Lender or any of its Affiliates, consultants or legal or financial advisors independently from communications by or on behalf of any Loan Party, or (iii) is independently developed by Lender without use of such confidential information . provided that, the source of such information was not known to be bound by a confidentiality agreement with (or subject to any other contractual, legal or fiduciary obligation of confidentiality to) the relevant Loan Party . Section 12 . 17 . Pre ss Relt : a si :: s . Etc . Ext .: t : pl if am] lo Lht :: exlenl re 4 uirt : c . l by Applirnble Law or requested by any governmental or regulatory agency, each party will not, and will not permit any of its respective Subsidiaries, directly or indirectly, to publish any press release or other similar public announcements (including any marketing materials) regarding this Agreement, the other Loan Documents, or any of the Transactions, without the consent of the other parties, which consent shall not be unreasonably withheld . Nothing in this paragraph shall prohibit Lender from exercising its Promotional Rights, subject to any restrictions contained in eclion 12 . 16 herein . Section 12 . 18 . Releases of Guarantees and Liens . At such time as the Loans and the other Obligations (other than Unasserted Contingent Obligations) shall have been indefeasibly paid in full, the Collateral shall be released from the Liens created by the Security Documents, and the Security Documents and all obligations (other than those expressly stated to survive such termination) of Lender and each Loan Party under the Security Documents shall terminate, all without delivery of any instrument or performance of any act by any Person . At such time, Lender will, at Borrower's expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such Collateral or guarantee obligation from the assignment and security interest granted under the Security Documents, in each case in accordance with the terms of the Loan Documents and this Section 12 . 18 . Section 12 . 19 . USA Patriot Act . Lender hereby notifies each Loan Party that pursuant to the requirements of the Patriot Act, it may be required to obtain, verify and record information that identifies the Loan Parties, which information includes the name and address of each Loan Party and other information that will allow Lender to identify each Loan Party in accordance with the Patriot Act . Each Loan Party agrees to provide all such information to Lender upon request at any time, whether with respect to any Person who is a Loan Party on the Closing Date or who becomes a Loan Party thereafter . Section 12 . 20 . No Fiduciarv Dutv . Each Loan Party, on behalf of itself and its Subsidiaries, agrees that in connection with all aspects of the transactions contemplated hereby and any communications in connection therewith, the Loan Parties, their respective Subsidiaries and Affiliates , on the one hand , and Lender and its Affiliates, on the other hand, will have a business relationship that does not create, by implication or otherwise, any fiduciary duty on the part of Lender or its Affiliates, and no such duty will be deemed to have arisen in connection with any such transactions or communications .

54 DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 Section 12 . 21 . Authorized Officers . The execution of any certificate requirement hereunder by an Authorized Officer shall be considered to have been done solely in such Authorized Officer's capacity as an officer of the applicable Loan Party (and not individually) . Notwithstanding anything to the contrary set forth herein, Lender and each of the other Secured Parties shall (a) be entitled to rely and act on any certificate, notice or other document delivered by or on behalf of any Person purporting to be an Authorized Officer of a Loan Party unless Lender shall have received prior written notice to the contrary from Parent and (b) have no duty to inquire as to the actual incumbency or authority of such Person . Section 12 . 22 . Subordination of Intercom pany Indebtednes s and Leases . The Loan Parties hereby agree that : (a) all present and future Indebtedness of any Loan Party (or its Subsidiaries or other Affiliates) to any other Loan Party (or its Subsidiaries or other Affiliates) are hereby and shall be subordinate and junior in right of payment and priority to the Obligations, and each Loan Party (for itself and on behalf of its Subsidiaries and Affiliates) agrees not to make, demand, accept or receive any payment in respect of any such Indebtedness, including any payment received through the exercise of any right of setoff, counterclaim or cross claim, or any collateral therefor, unless and until such time as the Obligations shall have been indefeasibly paid in full . Without in any way limiting the foregoing, in any Insolvency Event, or any receivership, liquidation, reorganization, dissolution or other similar proceedings relative to any Loan Party or to its businesses, properties or assets, Lender shall be entitled to receive payment in full of all of the Obligations before any Loan Party shall be entitled to receive any payment in respect of any such Indebtedness . (b) all present and future leases of any Mortgaged Real Prope 1 ty, and all leasehold estates and interests relating to a Mortgaged Real Property, and all of the rights of the tenant(s) thereunder (including a Loan Party or its Subsidiaries or Affiliates), are hereby and shall be subordinate and subject to the Mortgages and any other Liens of Lender on a Mortgaged Real Property, as ifthe Mortgages had been executed, delivered and recorded prior to the execution of the applicable lease or the creation of the applicable leasehold estate or interest . Section 12 . 23 . Tax Treatment . Borrower and Lender agree that the Loans are indebtedness of Borrower for U . S . federal income Tax purposes . Each party to this Agreement agrees no t to take any Tax position inconsistent with such Tax characterization and shall not report the transactions arising under this Agreement in any manner other than the issuance of debt obligations on all applicable Tax returns unless otherwise required by a final determination within the meaning of Section I 3 l 3 (a) of the Code (or a similar final determination under applicable state or local law) . [Signature Page Follows]

DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 [Signature Page to Loan Agreement] IN WITNESS WHEREOF, the undersigned parties have caused this Loan Agreement to be executed as of the date first set forth above. LENDER: VIRIDESCENT REALTY TRUST INC. BORROWER: RWB FLORIDA, LLC By - : ' -- 93'38F1 0B9181ii7f ... Print: : Steven M1 I er By: - ' -- B 9Jl24 F6ll9542440A. Print: raa Rogers Title: CIO Title: CEO RED WHITE & BLOOM BRANDS INC . GUARANTORS: RED WHITE & BLOOM FLORIDA INC. By: - '= B62 0 4Fl>!195'124,10A. , Print: Br a Rager s By: -- ..;:=:_ 86 2fF689542440A Print : B rad Rogers Title : CEO Title C : = E = O _ PHARMACO, INC . /s/ "Brad Rogers" B : c= - B - 6 - 24 - F6 - 89 - 54 24 - 40 - A - .. ------ Print: B r ad Rogers Title: CEO /s/ "Steven Miller" /s/ "Brad Rogers" /s/ "Brad Rogers" /s/ "Brad Rogers"

DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - MD4 - 440D5F9C7DC1 SCHEDULES TO LOAN AGREEMENT [attached]

DocuSign Envelope ID: 5E5C7577-7972-4226-AAD4-440D5F9C7DC1

Schedule 7.01

Loan Parties

Full Legal Name	Principal Address	State of Organization	Other States Where Qualified to do Business	Tax I.D.
RWB Florida LLC	611 S Ft. Harrison Ave, #438 Clearwater, Florida 33756	Delaware	Florida	[redacted]
Red White & Bloom Florida Inc.	611 S Ft. Harrison Ave, #438 Clearwater, Florida 33756	Florida	N/A	[redacted]
Pharmaco Inc.	22000 Northwestern Highway, Southfield, MI 48075	Michigan	N/A	[redacted]
Red White & Bloom Brands Inc.	789 West Pender Street Suite 810 Vancouver, BC V6C 1H2 Canada	British Columbia, Canada	N/A	N/A

DocuSign Envelope ID: 5E5C7577-7972-4226-AAD4-440D5F9C7DC1

Schedule 7.12

Capitalization

Loan Party (Issuer)	Classes of Capital Stock	Total Issued / Authorized	Owner(s)	Percentage of Class Owned	Certificated?	Percentage of Loan Party Owned
RWB Florida LLC	Class A Membership Interests	500 /500	Red White & Bloom Brands, Inc.	100%	Yes	81.17%
	Class B Membership Interests	311.7 / 500	Red White & Bloom Brands, Inc.	62%	No	81.17%
	Class B Membership Interests	188.4 / 500	Other Members	38%	No	18.83%
Red White & Bloom Florida Inc.	Non-Voting Common Stock	118.62 / 118.62	RWB Florida LLC	100%	Yes	100%
	Voting Common Stock	79.38 / 79.38	RWB Florida LLC	100%	Yes	100%
Pharmaco, Inc.	Common Stock	50,000 / 50,000	Red White & Bloom Brands, Inc.	100%	No	100%
	Preferred Stock	30,000 / 30,000	Red White & Bloom Brands, Inc.	100%	No	100%

Account Number Routing Financial Institution Accoun1 H o 'l der( s ) Number Name and Address - - - [redacted] - - - - - - - - - - Red White & Bloom Florida, Inc Red White & Bloom Florida, Inc Red White & Bloom Florida, Inc Red White & Bloom Florida, Inc Red White & Bloom Florida, Inc Red White & Bloom Florida, Inc Red White & Bloom Florida, Inc Red White & Bloom Florida, Inc Red White & Bloom Florida, Inc Red White & Bloom Florida, Inc Red White & Bloom Florida, Inc Red White & Bloom Florida, Inc Red White & Bloom Florida, Inc RWB Florida, LLC DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 Schedule 7.25 Deposit and Securities Accounts

DocuSign Envelope ID: 5E5C7577-7972-4226-AAD4-440D5F9C7DC1

Schedule 12.02

Notice Addresses

Loan Party	Mailing Address	Electronic Mail Address
RWB Florida LLC	611 S Ft. Harrison Ave, #438 Clearwater, Florida 33756 Attn: Donna Burkett	[redacted]
Red White & Bloom Florida Inc.	611 S Ft. Harrison Ave, #438 Clearwater, Florida 33756 Attn: Donna Burkett	[redacted]
Pharmaco Inc.	22000 Northwestern Highway, Southfield, MI 48075	[redacted]
Red White & Bloom Brands Inc.	789 West Pender Street Suite 810 Vancouver, BC V6C 1H2 Canada Attn: Chief Executive Officer	[redacted]

DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 EXHIBIT A FORM OF COMPLIANCE CERTIFICATE [attached]

DocuSign Envelope ID: 5E5C7577-7972-4226-AAD4-440D5F9C7DC1

[DATE]

COMPLIANCE CERTIFICATE

Viridescent Realty Trust, Inc.
[mailing address]
Attn: [____________]
E-mail: [______________]

Ladies and Gentlemen,

Reference is made to that certain Loan Agreement, dated [_________] (as amended and in effect on the date hereof, the "***Loan Agreement***"; capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Loan Agreement), among Viridescent Realty Trust, Inc. ("***Lender***"), RWB Florida, LLC, a Delaware limited liability company, the other Loan Parties from time to time party thereto.

The undersigned is the chief financial officer or, in the absence of a chief financial officer, another Authorized Officer of Parent, and hereby certifies to Lender, on behalf of the Loan Parties, as follows:

1. No Default or Event of Default is known to the Loan Parties to exist as of the date hereof, other than: ______________. [IF NONE, SO STATE]. [IF APPLICABLE: Attached hereto as Schedule A are the details underlying such Default or Event of Default, and the actions taken and/or to be taken with respect thereto].

2. No Default or Event of Default is known to the Loan Parties to have occurred (whether or not continuing as of the date hereof) since the date the most recent Compliance Certificate was delivered to Lender, other than: ____________. [IF NONE, SO STATE]. [IF APPLICABLE: Attached hereto as Schedule B are the details underlying such Default or Event of Default, and the actions taken and/or to be taken with respect thereto].

3. Attached hereto as Schedule C are true, correct and complete copies of the financial information required under Sections 8.01(a) and 8.01(b) of the Loan Agreement (collectively, the "***Financial Information***"). The undersigned is familiar with, and either prepared or reviewed (with the preparers), the Financial Information. To the knowledge of the Loan Parties, the Financial Information presents fairly in all material respects the financial condition, results of operations and cash flows of each Loan Party and its Subsidiaries in accordance with GAAP at the respective dates of such information and for the respective periods covered thereby, subject in the case of unaudited financial information, to changes resulting from normal year-end audit adjustments and to the absence of footnotes.

4. Since the most recent Compliance Certificate was delivered to Lender, no U.S. Loan Party has sold or leased any Mortgaged Property, other than: _________________ [IF NONE, SO STATE]. [IF APPLICABLE: Attached hereto as Schedule D are a true and correct copies of all deeds, leases and other instruments and agreements evidencing such sales and leases]

5. Since the most recent Schedule 7.25 to the Loan Agreement was delivered to Lender on ______________________, no Florida Loan Party has opened or closed a deposit account or security account, other than: __________________ [IF NONE, SO STATE]. [IF APPLICABLE: Attached hereto is an updated Schedule 7.25 to the Loan Agreement, which is correct and complete as of the date hereof.]

6. [IF APPLICABLE UNDER SECTION 9.14 OF THE LOAN AGREEMENT: Attached

DocuSign Envelope ID: 5E5C7577 - 7972 - 4226 - AAD4 - 440D5F9C7DC1 hereto as Schedule E are the details underlying the calculations for following Financial Performance Covenants: (a) The Liquidity of the Florida Loan Parties as of the fiscal quarter ending is$ Very truly yours, RED WHITE & BLOOM BRANDS INC. By: Print: Title: [Signature Page to Compliance Certificate]